EXHIBIT 99.1
DOMTAR INC.
MANAGEMENT’S STATEMENT OF RESPONSIBILITY
The consolidated financial statements contained in this Annual Report are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles. Where necessary, management has made judgments and estimates of the outcome of events and transactions, with due consideration given to materiality. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data included in the consolidated financial statements.
To discharge its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.
The Corporation’s external auditors are responsible for auditing the consolidated financial statements and giving an opinion thereon. In addition, the Corporation maintains a staff of internal auditors whose functions include reviewing internal controls and their application on an ongoing basis.
The Board of Directors carries out its responsibility relative to the consolidated financial statements principally through its Audit Committee, consisting solely of independent directors, which reviews the consolidated financial statements and reports thereon to the Board. The Committee meets periodically with the external auditors, internal auditors and management to review their respective activities and the discharge of each of their responsibilities. Both the external auditors and the internal auditors have free access to the Committee, with or without management, to discuss the scope of their audits, the adequacy of the system of internal controls and the adequacy of financial reporting.

Raymond Royer	Daniel Buron
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
Montreal, Quebec
February 22, 2006, except for Note 26, dated December 14, 2006

DOMTAR INC.
AUDITORS’ REPORT
To the Directors of Domtar Inc.
We have audited the consolidated balance sheets of Domtar Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Domtar Inc. as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
PricewaterhouseCoopers LLP
Chartered Accountants
Montreal, Quebec
February 22, 2006, except for Note 26, dated December 14, 2006

DOMTAR INC.
CONSOLIDATED EARNINGS
Years ended December 31
(In millions of Canadian dollars, unless otherwise noted)

	2005	2005	2004	2003
	US$	$	$	$
		Restated	Restated	Restated
	(Note 4)	(Note 26)	(Note 26)	(Note 26)
Sales (Note 2)	4,186	4,880	5,029	5,039
Operating expenses
Cost of sales (Note 2)	3,636	4,239	4,291	4,208
Selling, general and administrative (Note 2)	244	285	292	308
Amortization	315	367	358	373
Closure and restructuring costs (Note 6)	286	334	49	(5)
Impairment loss (Note 3)	—	—	—	201
Net gains on disposals of property, plant and equipment	(3)	(4)	(37)	(2)

	4,478	5,221	4,953	5,083

Operating profit (loss) from continuing operations	(292)	(341)	76	(44)
Financing expenses (Note 7)	133	155	148	169
Amortization of deferred gain	(4)	(5)	(5)	(4)

Loss from continuing operations before income taxes	(421)	(491)	(67)	(209)
Income tax recovery (Note 8)	(158)	(184)	(43)	(51)

Loss from continuing operations	(263)	(307)	(24)	(158)
Loss from discontinued operations (Note 26)	(70)	(81)	(18)	(35)

Net loss	(333)	(388)	(42)	(193)

Per common share (in dollars) (Note 9)
Loss from continuing operations
Basic	(1.15)	(1.34)	(0.11)	(0.70)
Diluted	(1.15)	(1.34)	(0.11)	(0.70)
Net loss Basic	(1.45)	(1.69)	(0.19)	(0.86)
Diluted	(1.45)	(1.69)	(0.19)	(0.86)

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR INC.
CONSOLIDATED BALANCE SHEETS
As at December 31
(In millions of Canadian dollars, unless otherwise noted)

	2005	2005	2004
	US$	$	$
	(Note 4)
Assets
Current assets
Cash and cash equivalents	71	83	52
Receivables (Note 10)	252	294	226
Inventories (Note 11)	613	715	723
Prepaid expenses	9	11	12
Income and other taxes receivable	14	16	17
Future income taxes (Note 8)	33	38	87

	992	1,157	1,117

Property, plant and equipment (Note 12)	3,117	3,634	4,215
Goodwill	79	92	84
Other assets (Note 13)	265	309	265

	4,453	5,192	5,681

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	18	21	22
Trade and other payables (Note 14)	558	651	647
Income and other taxes payable	25	29	32
Long-term debt due within one year (Note 15)	2	2	8

	603	703	709

Long-term debt (Note 15)	1,936	2,257	2,026
Future income taxes (Note 8)	250	292	557
Other liabilities and deferred credits (Note 16)	284	331	343

Commitments and contingencies (Note 17)

Shareholders’ equity
Preferred shares (Note 18)	31	36	39
Common shares (Note 18)	1,529	1,783	1,775
Contributed surplus (Note 18)	12	14	10
Retained earnings (deficit)	(16)	(19)	412
Accumulated foreign currency translation adjustments (Note 20)	(176)	(205)	(190)

	1,380	1,609	2,046

	4,453	5,192	5,681

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board:

Brian M. Levitt, Director	Raymond Royer, Director

DOMTAR INC.
CONSOLIDATED CASH FLOWS
Years ended December 31
(In millions of Canadian dollars, unless otherwise noted)

	2005	2005	2004	2003
	US$	$	$	$
		Restated	Restated	Restated
	(Note 4)	(Note 26)	(Note 26)	(Note 26)
Operating activities
Loss from continuing operations	(263)	(307)	(24)	(158)
Non-cash items:
Amortization and write-down of property, plant and equipment (Note 6)	515	601	369	373
Future income taxes (Note 8)	(169)	(197)	(66)	(65)
Amortization of deferred gain	(4)	(5)	(5)	(4)
Closure and restructuring costs, excluding write-down of property, plant and equipment (Note 6)	85	100	38	(5)
Impairment loss (Note 3)	—	—	—	201
Refinancing expenses (Note 7)	—	—	—	17
Net gains on disposals of property, plant and equipment	(3)	(4)	(37)	(2)
Other	5	6	(8)	2

	166	194	267	359

Changes in working capital and other items
Receivables (Note 10)	(62)	(72)	(36)	68
Inventories	(16)	(19)	(70)	2
Prepaid expenses	2	3	8	(2)
Trade and other payables	(22)	(26)	(46)	(35)
Income and other taxes	(3)	(4)	20	(2)
Early settlement of interest rate swap contracts (Note 19)	—	—	20	—
Other	(18)	(21)	(9)	(18)
Payments of closure and restructuring costs, net of proceeds on disposition	(36)	(42)	(10)	(9)

	(155)	(181)	(123)	4

Cash flows provided from operating activities of continuing operations	11	13	144	363

Cash flows used for operating activities of discontinued operations (Note 26)	(20)	(23)	(22)	(15)

Cash flows provided from (used for) operating activities	(9)	(10)	122	348

Investing activities
Additions to property, plant and equipment	(139)	(162)	(202)	(233)
Proceeds from disposals of property, plant and equipment	14	16	41	11
Business acquisitions (Note 5)	(32)	(37)	(19)	(11)
Other	(2)	(3)	(1)	(2)

Cash flows used for investing activities of continuing operations	(159)	(186)	(181)	(235)

Cash flows used for investing activities of discontinued operations (Note 26)	(1)	(1)	(2)	(3)

Cash flows used for investing activities	(160)	(187)	(183)	(238)

Financing activities
Dividend payments	(48)	(56)	(56)	(45)
Change in bank indebtedness	1	1	6	(4)
Change in revolving bank credit, net of expenses	60	70	105	22
Issuance of long-term debt, net of expenses	413	482	2	617
Repayment of long-term debt	(230)	(268)	(8)	(691)
Premium on redemption of long-term debt	(6)	(7)	—	(7)
Common shares issued, net of expenses	6	7	19	15
Redemptions of preferred shares	(2)	(3)	(3)	(3)

Cash flows provided from (used for) financing activities of continuing operations	194	226	65	(96)

Cash flows used for financing activities of discontinued operations (Note 26)	—	—	(1)	—

Cash flows provided from (used for) financing activities	194	226	64	(96)

Net increase in cash and cash equivalents	25	29	3	14
Translation adjustments related to cash and cash equivalents	2	2	1	(4)
Cash and cash equivalents at beginning of year	44	52	48	38

Cash and cash equivalents at end of year	71	83	52	48

Cash and cash equivalents at end of year, related to:
Continuing operations	71	83	52	48
Discontinued operations (Note 26)	—	—	—	—

Cash and cash equivalents at end of year	71	83	52	48

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR INC.
CONSOLIDATED RETAINED EARNINGS
Years ended December 31
(In millions of Canadian dollars, unless otherwise noted)

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Retained earnings at beginning of year — as reported	354	412	512	753
Cumulative effect of change in accounting policy (Note 2)	—	—	(3)	—

Retained earnings at beginning of year — as restated	354	412	509	753
Net loss	(333)	(388)	(42)	(193)
Dividends on common shares	(36)	(42)	(54)	(49)
Dividends on preferred shares	(1)	(1)	(1)	(2)

Retained earnings (deficit) at end of year	(16)	(19)	412	509

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with U.S. GAAP. The significant differences are described in Note 25. These consolidated financial statements are dated February 22, 2006, restated on December 14, 2006 to present the Vancouver, British Columbia paper mill as discontinued operations.
Basis of consolidation
The consolidated financial statements include the accounts of Domtar Inc. and its subsidiaries (the Corporation) as well as its joint ventures (collectively Domtar). Investments over which the Corporation exercises significant influence are accounted for using the equity method. The Corporation’s interests in joint ventures are accounted for using the proportionate consolidation method.
Use of estimates
The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the year, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and asset retirement obligations, based on currently available information. Actual results could differ from those estimates.
Translation of foreign currencies
Self-sustaining foreign operations
For foreign subsidiaries that are considered financially and operationally self-sustaining, the current rate method of translation of foreign currencies has been used. Under this method, assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and revenues and expenses are translated at the average exchange rates during the year. All gains and losses arising from the translation of the financial statements of these foreign subsidiaries are included in the “Accumulated foreign currency translation adjustments” account under “Shareholders’ equity.”
Foreign currency transactions and integrated foreign operations
For foreign currency transactions and foreign subsidiaries that are considered financially and operationally integrated, the temporal method of translation of foreign currencies has been used. Monetary items are translated at the rate in effect at the balance sheet date, non-monetary items are translated at their historical rate (as well as the related amortization) and revenues and expenses are translated at the rate in effect at the transaction date or at the average exchange rates during the year as appropriate. Translation gains and losses, except those on long-term debt, are included in “Selling, general and administrative” expenses.
Foreign currency long-term debt
For the Corporation’s long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the “Accumulated foreign currency translation adjustments” account under “Shareholders’ equity.” Prior to the fourth quarter of 2004, a portion of the foreign currency denominated long-term debt of the Corporation was designated as a hedge of future U.S. dollar revenue stream and exchange gains and losses were deferred and will be recognized when the designated revenue is earned or when it becomes probable that the forecasted transaction will not occur, as the hedge then ceases to be effective.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Norampac Inc. and its subsidiaries (Norampac) (a 50-50 joint venture with Cascades Inc.) has also designated a portion of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the “Accumulated foreign currency translation adjustments” account in “Shareholders’ equity.” For the remaining U.S. dollar denominated long-term debt, exchange gains and losses are included in “Financing expenses.”
Variable interest entities
Variable interest entities (VIEs) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. Domtar consolidates the VIE if Domtar is considered the VIE’s primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or that absorbs the majority of the entity’s expected losses.
Revenue recognition
Domtar recognizes revenue when persuasive evidence of an arrangement exists, when goods are shipped, when there are no uncertainties surrounding product acceptance, when the related revenue is fixed or determinable, when collection is considered reasonably assured and when the customer takes title and assumes the majority of the risks and rewards of ownership.
Income taxes
Domtar uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. The change in the net future tax asset or liability is included in earnings and in the “Accumulated foreign currency translation adjustments” account under “Shareholders’ equity.” Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which the assets and liabilities are expected to be recovered or settled. Domtar does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.
Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at cost.
Receivables
Receivables are recorded at cost net of a provision for doubtful accounts that is based on expected collectibility. Gains or losses on securitization of receivables are calculated as the difference between the carrying amount of the receivables sold and the sum of the cash proceeds on sale and the fair value of the retained subordinate interest in such receivables on the date of transfer. Fair value is determined on a discounted cash flow basis. Costs related to the sales of receivables are recognized in earnings in the period when the sale occurs.
Inventories
Inventories of operating and maintenance supplies and raw materials are valued at the lower of average cost and replacement cost. Work in process and finished goods are valued at the lower of average cost and net realizable value, and include the cost of raw materials, direct labor and manufacturing overhead expenses.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated amortization including asset impairment write-down. Interest costs are capitalized for capital projects in excess of $10 million and having a duration in excess of one year. For timber limits and timberlands, amortization is calculated using the unit of production method. For all other assets, amortization is calculated using the straight-line method over the estimated useful lives of the assets. Buildings are amortized over periods of 10 to 40 years and machinery and equipment over periods of 3 to 20 years. The amortization expense is reported net of the amount of the amortization of deferred credits related to property, plant and equipment. No amortization is recorded on assets under construction.
Impairment of long-lived assets
Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.
Goodwill
Goodwill is not amortized and is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a segment, based upon discounted cash flows, exceeds the net carrying amount of that segment as of the assessment date. If the fair value is greater than the net carrying amount, no impairment is necessary. In the event that the net carrying amount exceeds the sum of the discounted cash flows, a second test must be performed whereby the fair value of the segment’s goodwill must be estimated to determine if it is less than its net carrying amount. Fair value of goodwill is estimated in the same way as goodwill was determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the segment over the fair value of the identifiable net assets of the segment.
Other assets
Other assets are recorded at cost. Expenses and discounts related to the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related obligation.
Deferred credits
Deferred credits comprise the deferred gain on the contribution of net assets to Norampac, the deferred net gain on early settlements of interest rate swap contracts and grants and investment tax credits obtained upon the acquisition of property, plant and equipment. The deferred gain on the contribution of net assets to Norampac is amortized on a straight-line basis over 15 years. The deferred net gain on early settlements of interest rate swap contracts is amortized as an adjustment to “Financing expenses” over the initially designated periods of the respective interest payments. Investment tax credits are amortized on the same basis as the related property, plant and equipment.
Environmental costs
Environmental expenditures for effluent treatment, air emission, landfill operation and closure, asbestos containment and removal, bark pile management, silvicultural activities and site remediation (together referred to as environmental matters) are expensed or capitalized depending on their future economic benefit. In the normal course of business, Domtar incurs certain operating costs for environmental matters that are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental impacts are capitalized and amortized on a straight-line basis over 10 to 40 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Asset retirement obligations
Asset retirement obligations are recognized, at fair value, in the period in which Domtar incurs a legal obligation associated to the retirement of an asset. Conditional asset retirement obligations are recognized, at fair value, when the fair value of the liability can be reasonably estimated. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.
Stock-based compensation and other stock-based payments
Domtar uses the fair value based approach of accounting for stock-based payments to directors and for stock options granted to its employees. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to stated capital together with any related stock-based compensation expense.
Stock-based compensation expense is recognized over the vesting period of the options, share purchase rights and bonus shares. For employee share purchase discounts, compensation expense is recognized when employees purchase shares. The contributed surplus component of the stock-based compensation is transferred to capital stock upon the issuance of common shares.
Deferred Share Units are amortized over their vesting periods and remeasured at each reporting period, until settlement, using the quoted market value. The cost of the common shares acquired by the Corporation under the Restricted Stock Plan is amortized over the restricted period. Deferred Share Units and common shares acquired under the Restricted Stock Plan are accounted for in compensation expense, in “Other liabilities and deferred credits” and “Other assets.”
Derivative instruments
Derivative instruments are contracts that require or provide an option to exchange cash flows or payments determined by applying certain rates, indices or changes therein to notional contract amounts. Derivative instruments are utilized by Domtar in the management of its foreign currency, price risk and interest rate exposures. Except for two interest rate swap contracts of Norampac, which were assumed through business acquisitions, Domtar does not use derivative instruments for speculative purposes.
Derivatives designated for hedge accounting
In order for a derivative to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception, outlining the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. The derivative must be effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the risk being hedged both at inception and over the term of the hedging relationship.
When derivative instruments have been designated within a hedge relationship and are highly effective in offsetting the identified risk characteristics of specific financial assets and liabilities, or group of financial assets and liabilities, hedge accounting is applied to these derivative instruments. Hedge accounting requires that gains, losses, revenues and expenses of a hedging item be recognized in the same period that the associated gains, losses, revenues and expenses of the hedged item are recognized.
Realized and unrealized gains or losses associated with hedging instruments for which the underlying hedged items are either sold, paid or terminated are recognized to earnings. Realized and unrealized gains or losses when hedging instruments have ended or ceased to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Domtar hedges its foreign exchange exposure on anticipated sales denominated in U.S. dollars through the use of options and forward contracts. Resulting gains and losses, including premiums on options, are recognized when the designated sale is recognized and are included in “Sales.”
Domtar hedges its exposure to price risk associated with purchases of bunker oil and electricity through the use of cash settled commodity swaps. Resulting gains and losses are recognized when the designated purchase is recognized and are included in “Cost of sales.”
Domtar hedges its exposure to interest rate on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap contracts are included in “Financing expenses.”
Derivatives not designated for hedge accounting
For the exposure to price risk associated with sales of Northern Bleached Softwood Kraft (NBSK) pulp swap contracts, as well as old corrugated containers, unbleached kraft linerboard and semi-chemical medium paper, Domtar does not meet the requirements for hedge accounting. As a result, Domtar accounts for these contracts at their fair value with resulting gains and losses being included in “Selling, general and administrative” expenses.
For the two interest rate swap contracts of Norampac, which are used for speculative purposes, the change in their fair value is recorded in “Selling, general and administrative” expenses.
Pensions
Domtar’s plans include funded and unfunded defined benefit pension plans and defined contribution plans. Domtar accrues the cost of defined benefit plans as determined by independent actuaries. The net periodic benefit cost includes the following:
–	the cost of pension benefits provided in exchange for employees’ services rendered during the year

–	the interest cost of pension obligations

–	the expected long-term return on pension fund assets based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes

–	gains or losses on settlements and curtailments

–	the straight-line amortization of past service costs and plan amendments over the average remaining service period of approximately 12 years of the active employee group covered by the plans

–	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets at the beginning of the year over the average remaining service period of approximately 12 years of the active employee group covered by the plans.
The defined benefit plans obligations are determined in accordance with the projected benefit method prorated on services.
Other employee future benefit plans
Domtar accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries. These benefits, which are funded by Domtar as they become due, include life insurance programs, medical and dental benefits and short-term and long-term disability programs. Domtar amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year over the average remaining service period of approximately 14 years of the active employee group covered by the plans.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Investment tax credits
Investment tax credits are recognized in earnings as a reduction of research and development expenses when Domtar has made the qualifying expenditures and has a reasonable assurance that the credits will be realized.
Disclosure of guarantees
A guarantee is a contract or an indemnification agreement that contingently requires Domtar to make payments to the other party of the contract or agreement, based on changes in an underlying item that is related to an asset, a liability or an equity security of the other party or on a third party’s failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying item that is related to an asset, a liability or an equity security of the other party.
Countervailing and antidumping duties
Cash deposits for countervailing and antidumping duties (lumber duties) are expensed as the deposits for softwood lumber export sales to the United States are made. The lumber duties expense is presented in “Cost of sales.” Recoveries of cash deposits for lumber duties are only recognized when the amounts are reasonably measurable and their recovery is virtually certain.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
2. ACCOUNTING CHANGES
2005
Consolidation of variable interest entities
On January 1, 2005, Domtar adopted the new Canadian Institute of Chartered Accountants’ (CICA) Accounting Guideline No. 15 (AcG–15) “Consolidation of Variable Interest Entities.” AcG–15 has been revised to harmonize with the new Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46R) “Consolidation of Variable Interest Entities.” AcG–15 requires that an enterprise holding other than a voting interest in a variable interest entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. In addition, AcG–15 prescribes certain disclosures for VIEs that are not consolidated but in which an enterprise has a significant variable interest. Effective January 1, 2004, Domtar adopted FIN 46R on a U.S. GAAP basis. There was no initial impact on the consolidated financial statements under U.S. GAAP following the adoption of this guideline (Note 25). The adoption of this guideline has no impact on the consolidated financial statements under Canadian GAAP.
2004
Generally Accepted Accounting Principles and financial statement presentation
On January 1, 2004, Domtar adopted the new CICA Handbook Section 1100 “Generally Accepted Accounting Principles” recommendations and Section 1400 “General Standards of Financial Statement Presentation” recommendations. Section 1100 describes what constitutes GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.
Accordingly, Domtar reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from “Sales” to “Cost of sales.” As of December 31, 2005, delivery costs amounted to $431 million (2004 – $411 million; 2003 – $345 million) and countervailing and antidumping duties amounted to $54 million (2004 – $69 million; 2003 – $45 million).
The adoption of these recommendations had no other significant impact on the consolidated financial statements.
Hedging relationships
On January 1, 2004, Domtar adopted the new CICA Accounting Guideline No. 13 (AcG–13) “Hedging Relationships.” This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. Since January 1, 2004, Domtar had in place all necessary hedge documentation to apply hedge accounting for interest rate swap contracts, forward foreign exchange contracts, foreign currency options and bunker oil and electricity swap contracts.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
2. ACCOUNTING CHANGES (CONTINUED)
For the exposure to price risk associated with sales of NBSK pulp swap contracts, as well as old corrugated containers, unbleached kraft linerboard and semi–chemical medium paper swap contracts, Domtar does not meet the Canadian GAAP criteria for hedge effectiveness. As a result, Domtar accounts for these contracts at their fair value. The fair value of these contracts is re–evaluated each quarter and a gain or loss is recorded in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the Canadian GAAP criteria under AcG–13, Domtar believes, from an operational and a cash flow point of view, that these contracts are effective in managing its risk. For the year ended December 31, 2005, a loss of $4 million, $0.02 per common share, is included in “Selling, general and administrative” expenses (2004 – loss of $2 million, $0.01 per common share), representing the loss on the marked to market of the commodity swap contracts.
Asset retirement obligations
On January 1, 2004, Domtar adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 “Asset Retirement Obligations,” which requires entities to record a liability at fair value, in the period in which it incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk–free interest rate. Section 3110 is analogous to the requirements of Statement of Financial Accounting Standards (SFAS) 143 “Accounting for Asset Retirement Obligations,” which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of Section 3110 were primarily linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. For such assets, a liability is initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. The adoption of Section 3110 has decreased the December 31, 2003 retained earnings by $3 million, $0.01 per common share, decreased assets by $7 million and decreased liabilities by $4 million.
Employee future benefits
On January 1, 2004, the CICA amended Handbook Section 3461 “Employee Future Benefits” recommendations. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004. Domtar adopted the amendments of Section 3461 and provided additional disclosures of the defined benefit pension plans and other employee future benefit plans in Notes 22 and 23, respectively.
2003
Share purchase financing
On January 1, 2003, Domtar prospectively adopted the new CICA Emerging Issues Committee Abstract 132 (EIC–132) “Share Purchase Financing” recommendations relating to share purchase loans (the loans) receivable. Accordingly, loans as at January 1, 2003, amounting to $11 million, were reclassified from “Other assets” to “Common shares” and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the loans. The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. These common shares were not considered as being outstanding for the calculation of the basic earnings per share but were considered in the calculation of the diluted earnings per share. The adoption of these recommendations had no significant impact on the diluted earnings per share for the year ended December 31, 2003.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
2. ACCOUNTING CHANGES (CONTINUED)
Impairment of long–lived assets
On January 1, 2003, Domtar early adopted the new CICA Handbook Section 3063 “Impairment of Long–lived Assets” recommendations. These recommendations provide accounting guidance for the recognition, measurement and disclosure of impairment of long–lived assets, including property, plant and equipment and intangible assets with finite useful lives. They require the recognition of an impairment loss for a long–lived asset when events or changes in circumstances cause its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. This change in accounting policy has been applied prospectively. Domtar reviews the carrying amount of the long–lived assets when events or changes in circumstances indicate that the carrying value of the assets may be not recoverable through future operations (Note 3).
Exit and disposal activities
Disposal of long–lived assets and discontinued operations

Domtar prospectively adopted the revised CICA Handbook Section 3475 “Disposal of Long–lived Assets and Discontinued Operations” recommendations for disposal activities initiated on or after May 1, 2003, as required by the transitional provisions. These recommendations establish standards for the recognition, measurement, presentation and disclosure of disposals of long–lived assets, as well as for the presentation and disclosure of discontinued operations. The adoption of these recommendations had no significant impact on the December 31, 2003, consolidated financial statements.
Severance, termination benefits and costs associated with exit and disposal activities

Domtar prospectively adopted the CICA Emerging Issues Committee Abstract 134 (EIC–134) “Accounting for Severance and Termination Benefits” recommendations and Abstract 135 (EIC–135) “Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)” recommendations relating to exit or disposal activities initiated after March 31, 2003, as required by their transitional provisions. These recommendations provide guidance on the timing of recognition and measurement of liabilities, as well as disclosures for the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement and costs associated with an exit or disposal activity. Under these recommendations, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value.
IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED
Financial instruments
In April 2005, the CICA issued three new Handbook Sections in relation with financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement,” Section 3865 “Hedges” and Section 1530 “Comprehensive Income.” These Sections apply to fiscal years beginning on or after October 1, 2006.
Section 3855 expands on Handbook Section 3860 “Financial Instruments – Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.
Section 3865 provides alternative accounting treatments to those found in Section 3855 for entities who choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG–13 “Hedging Relationships,” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
2. ACCOUNTING CHANGES (CONTINUED)
Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements.
The application of these new Handbook Sections for financial instruments is not expected to have a significant effect on Domtar’s financial position, earnings or cash flows but will require Domtar to present a new statement entitled “Comprehensive Income.”
Implicit variable interest
In October 2005, the CICA Emerging Issues Committee issued Abstract 157 (EIC–157) “Implicit Variable Interest under AcG–15.” EIC–157 clarifies that an implicit variable interest is an implied pecuniary interest in an entity that changes with changes in the fair value of that entity’s net assets exclusive of variable interest. An implicit variable interest is similar to an explicit variable interest except that it involves the absorbing and/or receiving of variability indirectly from the entity, rather than directly. The determination of whether an implicit variable interest exists is a matter of judgment that depends on the relevant facts and circumstances. EIC–157 will be effective for Domtar in the first quarter of 2006. EIC–157 is substantially the same as the new FASB Staff Position No. 46R–5 (FSP FIN 46R–5) “Implicit Variable Interests under FASB Interpretation No. 46R, Consolidation of Variable Interest Entities” under U.S. GAAP. Effective in the second quarter of 2005, Domtar adopted FSP FIN 46R–5 on a U.S. GAAP basis. There was no initial impact on the consolidated financial statements under U.S. GAAP following the adoption of these recommendations (Note 25). Domtar does not expect these recommendations to have an initial impact on its consolidated financial statements under Canadian GAAP.
Earnings per share
In November 2005, the CICA issued proposed amendments to Section 3500 “Earnings per Share.” Proposed Section 3500 has been revised to harmonize with amendments being made under U.S. GAAP to SFAS 128 “Earnings per Share.” The proposed amendments would require that shares that will be issued upon conversion of a mandatorily convertible instrument to be included in the weighted–average number of ordinary shares outstanding used in computing basic earnings per share from the date when conversion becomes mandatory. The proposed change will also amend the computational guidance in Section 3500 for calculating the number of incremental shares included in diluted earnings per share when applying the treasury stock method. Also, it would eliminate the provisions that allow an entity to rebut the assumption that contracts with the option of settling in either cash or common shares, at the issuer’s option, will be settled in common shares. The effective date will be determined upon issuance of the final standards, expected in the first quarter of 2006. However, the effective date should correspond with the effective date of SFAS 128. The application of the proposed amendments of Section 3500 is not expected to have a significant effect on Domtar’s calculation of earnings per share.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
3. MEASUREMENT UNCERTAINTY
Impairment of long–lived assets
Domtar reviews the carrying amount of long–lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date (Step I test). Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition (Step II test). Estimates of future cash flows and fair value require judgment and may change over time.
During the fourth quarter of 2005, as a result of operating losses, Domtar conducted Step I impairment tests on most of the Canadian Pulp and Paper manufacturing facilities, the Wood segment and three mills in the Packaging segment.
Estimates of future cash flows used to test the recoverability of a long–lived asset included key assumptions related to trend prices and the 10 to 20 years forecasted exchange rate for the U.S. dollar. Other significant assumptions are the estimated useful life of the long–lived assets and the effect of the ongoing softwood lumber dispute with the United States.
The trend prices were based on an analysis of external price trends, including Resource Information Systems, Inc. (RISI), as well as normalized pulp, paper, wood and unbleached kraft linerboard pricing over a business cycle at the mills subjected to the impairment tests.
The forecasted Canadian–U.S. foreign exchange rate assumptions were based on independent market information, as well as analysis of historical data, trends and cycles. Management expects the 10 to 20 years average rate to be between CAN$1.00 = US$0.74 and CAN$1.00 = US$0.75.
Domtar concluded that the recognition of an impairment loss for the business units analyzed was not required.
Certain pulp and paper and packaging mills as well as the Wood segment are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the net carrying amount of these assets. The total net carrying amount of these mills was $750 million as at December 31, 2005.
As a result of the impairment tests performed in December 2003, Domtar recorded an impairment loss of $201 million related to the impairment of the Lebel–sur–Quévillon pulp mill.
In the Step II test, performed in 2003 on the Lebel–sur–Quévillon pulp mill only, the assumptions used to determine the discounted future cash flows (fair value) of the business unit were the same as those used in the Step I tests, except that future cash flows used were on an after–tax basis and were discounted at the risk–adjusted weighted average cost of capital.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
4. UNITED STATES DOLLAR AMOUNTS
The consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2005 consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the year–end rate of CAN$1.00 = US$0.8577. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
5. BUSINESS ACQUISITIONS
2005
In 2005, Norampac acquired businesses for a cash consideration of $75 million (the Corporation’s proportionate share being $38 million).
Goodwill
In 2005, goodwill increased by $8 million, consisting of a $10 million increase related to business acquisitions completed by Norampac and a $2 million decrease related to foreign currency exchange rate changes.
2004
In 2004, Norampac acquired businesses for a cash consideration of $36 million (US$28 million) (the Corporation’s proportionate share being $18 million (US$14 million)).
Goodwill
In 2004, goodwill increased by $7 million related to business acquisitions completed by Norampac.
2003
In 2003, Norampac acquired businesses for a cash consideration of $21 million (US$14 million) and a transfer of assets of $12 million (US$8 million) (the Corporation’s proportionate share being $11 million (US$7 million) and $6 million (US$4 million), respectively).
Goodwill
In 2003, goodwill decreased by $2 million, consisting of a $2 million increase related to business acquisitions completed by Norampac and a $4 million decrease related to foreign currency exchange rate changes.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
6. CLOSURE AND RESTRUCTURING COSTS
In 2005, Domtar’s management announced a series of targeted measures aimed at returning the Corporation to profitability. The plan includes closures of the Cornwall and Ottawa, Ontario paper mills, the Grand–Remous and Malartic, Quebec sawmills and cost–cutting initiatives. This workforce reduction and restructuring plan is in addition to the plans announced in 2004, which covered the Corporation’s paper and merchant operations in Canada and the United States. The total charge for the year ended December 31, 2005 amounted to $317 million (2004 – $42 million), including severance and termination costs of $52 million (2004 – $39 million), $224 million (2004 – nil) related to the write–down of property, plant and equipment to their estimated net realizable value, $13 million (2004 – nil) related to the write–down of certain inventory items and spare parts to their net recoverable amounts, $10 million (2004 – nil) for environmental costs, a reversal of $3 million (2004 – nil) related to a revision of estimates regarding asset retirement obligations, $12 million (2004 – $2 million) for pension curtailment costs, and $6 million (2004 – nil) of other closure related costs. In addition, training costs of $3 million were incurred for the year ended December 31, 2005 (2004 – $1 million). Further costs related to the plans expected to be incurred over 2006 and thereafter include pension settlement costs of $57 million, other employee related costs of $5 million, dismantling costs of $6 million, and various other costs of $1 million, which will be expensed as incurred. As at December 31, 2005, the balance of the provision was $80 million (2004 – $32 million).
Estimates of cash flows and fair value relating to closures and restructurings require judgment. Closure and restructuring costs are based on management’s best estimates of future events at December 31, 2005. Closure costs and restructuring estimates are dependent on future events. Although Domtar does not anticipate significant changes, the actual costs may differ from these estimates due to subsequent developments such as the results of environmental studies, the ability to find a buyer for assets set to be dismantled and demolished and other business developments. As such, additional costs and further working capital and property, plant and equipment write–downs may be required in future periods.
In 2005, Norampac’s management decided to permanently shut down one paper machine at its Red Rock, Ontario containerboard plant and also decided to close three corrugated products plants located in Concord, Ontario, Montreal, Quebec and Buffalo, New York. The total charge for the year ended December 31, 2005, representing the Corporation’s proportionate share, amounted to $17 million, including severance and termination costs of $5 million, $9 million related to the write–down of property, plant and equipment to their estimated net realizable value, $1 million related to the write–down of certain inventory items and spare parts to their net recoverable amounts, $1 million for pension curtailment costs and $1 million for other closure related costs. As at December 31, 2005, the balance of the provision was $2 million (2004 – nil), representing the Corporation’s proportionate share.
In 2004, Domtar sold the St. Catharines, Ontario paper mill, which was closed in 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining closure cost provision was reversed, leaving a balance of $1 million (2004 – $1 million) as at December 31, 2005, representing the remaining severance and commitments and contingencies related to environmental matters.
In 2004, Domtar’s management decided to permanently shut down the sawmill located in Chapleau, Ontario, resulting in a charge of $14 million in December 2004, including $11 million related to the write–down of property, plant and equipment to their estimated net realizable value and $3 million related to a provision for severance and related costs. As at December 31, 2005, the balance of the provision was $2 million (2004 – $3 million).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
6. CLOSURE AND RESTRUCTURING COSTS (CONTINUED)
The following table provides a reconciliation of all closure and restructuring cost provisions for the years ended December 31, 2005 and 2004:

	2005	2005	2004
	US$	$	$
	(Note 4)
Balance at beginning of year	31	36	8
Severance payments	(27)	(31)	(11)
Reversal of provision	(1)	(1)	(8)
Proceeds on disposition	—	—	1
Other	1	1	—
Additions
Labor costs	60	70	45
Environmental costs	9	10	—
Dismantling costs	—	—	1

Balance at end of year from continuing operations	73	85	36
Discontinued operations	12	14	2

Balance at end of year	85	99	38

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
7. FINANCING EXPENSES

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Interest on long–term debt	137	160	160	158
Exchange gains on long–term debt	(5)	(6)	(5)	(9)
Receivables securitization	7	8	6	12
Net interest recoveries related to interest rate swap contracts	—	—	(2)	(2)
Refinancing expenses (a)	6	7	—	17
Amortization of deferred net gain on early settlements of interest rate swap contracts	(12)	(14)	(14)	(4)
Amortization of debt issue costs and other	3	3	7	1

	136	158	152	173
Less: Income from short–term investments	2	2	1	1
Capitalized interest	1	1	3	3

	133	155	148	169

Cash payments (cash receipts)
Interest, net of interest income and amounts capitalized	124	145	156	160
Net cash receipts related to interest rate swap contracts	—	—	(20)	—

	124	145	136	160

(a)	The Corporation recorded $7 million (US$6 million) for a call premium paid to redeem the 8.75% notes. The Refinancing expenses for the year ended December 31, 2003 include $10 million representing Domtar’s proportionate share of Norampac’s debt refinancing expenses and $7 million representing the Corporation’s debt refinancing expenses.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
8. INCOME TAXES
The following table provides a reconciliation of income taxes computed at the Canadian statutory rate to income tax recovery presented on the Consolidated earnings:

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Combined basic Canadian federal and provincial tax rate (statutory income tax rate)	33.6%	33.6%	33.7%	35.2%
Income tax recovery based on statutory income tax rate	(177)	(206)	(32)	(92)
Large corporation tax	3	4	6	6
Canadian manufacturing and processing activities	4	5	1	5
Foreign rate differential	(20)	(23)	(25)	(18)
Reassessment of prior years by tax authorities	(8)	(10)	(4)	—
Impact of increase in income tax rate on future income taxes	8	9	—	31
Other	(3)	(4)	2	1

Income tax recovery	(193)	(225)	(52)	(67)

Income tax recovery, related to:
Continuing operations	(158)	(184)	(43)	(51)
Discontinued operations	(35)	(41)	(9)	(16)

Income tax recovery	(193)	(225)	(52)	(67)

Income tax expense (recovery)
Current	11	13	23	14
Future	(204)	(238)	(75)	(81)

	(193)	(225)	(52)	(67)

Net cash payments for income taxes in 2005, net of cash receipts, amounted to $6 million (2004 – payments amounted to $9 million; 2003 – receipts amounted to $1 million).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
8. INCOME TAXES (CONTINUED)
The following table provides the geographic distribution of the income tax expense (recovery):

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Earnings (loss) before income taxes
Canada	(572)	(667)	(213)	(361)
Foreign	46	54	119	101

	(526)	(613)	(94)	(260)

Loss before income taxes
Continuing operations	(421)	(491)	(67)	(209)
Discontinued operations	(105)	(122)	(27)	(51)

	(526)	(613)	(94)	(260)

Current income taxes
Canada	5	6	11	12
Foreign	6	7	12	2

	11	13	23	14

Future income taxes
Canada	(186)	(217)	(63)	(96)
Foreign	(18)	(21)	(12)	15

	(204)	(238)	(75)	(81)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
8. INCOME TAXES (CONTINUED)
Components of future income tax assets and liabilities

	2005	2005	2004
	US$	$	$
	(Note 4)
Future income tax assets
Accounting provisions not deductible for tax purposes	57	66	83
Losses and other deductions carryforward	457	533	358
Deferred credits	28	33	44
Capital losses carryforward	—	—	11

	542	632	496

Future income tax liabilities
Property, plant and equipment	(674)	(786)	(890)
Pension and other employee future benefit plans	(19)	(22)	(17)
Impact of foreign exchange on long–term debt	(51)	(60)	(55)
Other	(5)	(6)	(4)

	(749)	(874)	(966)

Total net future income tax liability	(207)	(242)	(470)

Net current future income tax asset	33	38	87
Net non–current future income tax asset	15	18	—
Net current future income tax liability	(5)	(6)	—
Net non–current future income tax liability	(250)	(292)	(557)

	(207)	(242)	(470)

As at December 31, 2005, Domtar had federal net operating losses carryforward of $1,315 million. These federal net operating losses carryforward are set to expire between 2010 and 2025.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
9. EARNINGS (LOSS) PER SHARE
The basic net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common shares by the weighted average number of common shares outstanding during the year.
The diluted net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common shares by the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and share purchase loans. The diluted net earnings (loss) per share is calculated using the treasury method, as if all common share equivalents had been exercised at the beginning of the year, or the date of the issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of Domtar at the average trading price of the common shares during the year. Stock options to purchase common shares are not included in the computation of diluted net earnings (loss) per share in years when net losses are recorded given that they are anti–dilutive.
The following table provides the reconciliation between basic and diluted loss per share:

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Loss from continuing operations	(263)	(307)	(24)	(158)
Dividend requirements of preferred shares	1	1	1	2

Loss from continuing operations applicable to common shares	(264)	(308)	(25)	(160)

Net loss	(333)	(388)	(42)	(193)
Dividend requirements of preferred shares	1	1	1	2

Net loss applicable to common shares	(334)	(389)	(43)	(195)

Weighted average number of common shares outstanding (millions)	229.7	229.7	228.7	227.3
Effect of dilutive securities (millions)	—	—	—	—

Weighted average number of diluted common shares outstanding (millions)	229.7	229.7	228.7	227.3

Basic loss from continuing operations per share (in dollars)	(1.15)	(1.34)	(0.11)	(0.70)
Diluted loss from continuing operations per share (in dollars)	(1.15)	(1.34)	(0.11)	(0.70)

Basic net loss per share (in dollars)	(1.45)	(1.69)	(0.19)	(0.86)
Diluted net loss per share (in dollars)	(1.45)	(1.69)	(0.19)	(0.86)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
9. EARNINGS (LOSS) PER SHARE (CONTINUED)
The following table provides the securities that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted loss per share because to do so would have been anti–dilutive for the periods presented:

	2005	2004	2003
Number of shares:

Options	4,833,126	5,306,553	5,688,264
Bonus shares	136,675	226,693	211,786
Rights	84,500	84,500	46,000

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
10. RECEIVABLES

	2005	2005	2004
	US$	$	$
	(Note 4)
Trade receivables	119	139	67
Subordinate interest in securitized receivables	93	108	112
Less: Allowance for doubtful accounts	(12)	(14)	(16)

	200	233	163
Silvicultural credits receivable	5	6	13
Sales taxes receivable	12	14	17
Other receivables	35	41	33

Receivables	252	294	226

Receivables securitization
Domtar uses securitization of its receivables as a source of financing by reducing its working capital requirements. Domtar’s securitizations consist of the sale of receivables, or the sale of senior beneficial interest in them, to special purpose trusts managed by financial institutions for multiple sellers of receivables. The agreements normally allow the daily sale of new receivables to replace those that have been collected. They also limit the cash that can be received from the sale of the senior beneficial interest. Such sales of receivables are contingent upon annual renewals and retaining specified credit ratings. The subordinate interest retained by Domtar is included in “Receivables” and will be collected only after the senior beneficial interest has been settled. The book value of the retained subordinated interests approximates fair value.
Domtar retains responsibility for servicing the receivables sold but does not record a servicing asset or liability as the fees received by Domtar for this service approximate the fair value of the services rendered.
In 2005, a net charge of $8 million (2004 – $6 million; 2003 – $12 million) resulted from the programs described below and was included in “Financing expenses.”
U.S. accounts receivable program
In January 2002, Domtar entered into an agreement, which was renewed in December 2004 and was scheduled to mature in December 2005, for the securitization of U.S. receivables for a maximum cash consideration of $204 million (US$175 million). The agreement has been extended by the administrator of the program pending its renewal.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
10. RECEIVABLES (CONTINUED)
In addition, the condition to maintain certain required credit ratings was waived. As at February 22, 2006, Domtar expects to finalize in a near future, a new three-year agreement, that would include both U.S. and Canadian receivables. The maximum cash consideration that can be received from the sale of receivables under the new combined agreement is $222 million (US$190 million).
At December 31, the following balances were outstanding under this program:

	2005		2004
	$	US$	$	US$
Receivables sold	271	232	267	222
Senior beneficial interest held by third parties	(163)	(140)	(178)	(148)

Subordinate interest in securitized receivables retained by Domtar	108	92	89	74

In 2005, the net cash outflow from the sale of senior beneficial interests in the U.S. receivables was $9 million (US$8 million) (2004 – cash inflow $17 million (US$14 million); 2003 – cash inflow $13 million (US$10 million)) and was included in the Consolidated cash flows as a use or source of cash from receivables.
Canadian accounts receivable program
In December 2000, Domtar entered into an agreement, which was renewed in December 2003, for the securitization of Canadian receivables for a maximum cash consideration of $75 million. On December 15, 2005, the parties agreed not to renew the agreement, which was set to expire in December 2005.
At December 31, the following balances were outstanding under this program:

	2005	2004
	$	$
Receivables sold	—	81
Senior beneficial interest held by third parties	—	(58)

Subordinate interest in securitized receivables retained by Domtar	—	23

In 2005, the net cash outflow from the sale of senior beneficial interests in the Canadian receivables was $58 million (2004 – cash inflow of $5 million; 2003 – cash outflow of $13 million) and was included in the Consolidated cash flows as a use or source of cash from receivables.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
11. INVENTORIES

	2005	2005	2004
	US$	$	$
	(Note 4)
Work in process and finished goods	322	376	390
Raw materials	156	182	157
Operating and maintenance supplies	135	157	176

	613	715	723

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
12. PROPERTY, PLANT AND EQUIPMENT

	2005	2005			2004
	Net			Net			Net
	Carrying		Accumulated	Carrying		Accumulated	Carrying
	Amount	Cost	Amortization	Amount	Cost	Amortization	Amount
	US$	$	$	$	$	$	$
	(Note 4)
Machinery and equipment	2,505	5,604	2,683	2,921	5,559	2,191	3,368
Buildings	407	979	504	475	969	449	520
Timber limits and land	154	209	30	179	209	31	178
Assets under construction	51	59	—	59	149	—	149

	3,117	6,851	3,217	3,634	6,886	2,671	4,215

As at December 31, 2005, a net carrying amount of $7 million (2004 – $6 million) included in Buildings is held under capital leases ($9 million for cost (2004 – $8 million) and $2 million for accumulated amortization (2004 – $2 million)) and a net carrying amount of $4 million (2004 – $4 million) included in Timber limits and land is held under capital leases.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
13. OTHER ASSETS

	2005	2005	2004
	US$	$	$
	(Note 4)
Accrued benefit asset — defined benefit pension plans (Note 22)	175	204	183
Investment tax credits receivable	28	33	26
Unamortized debt issue costs	20	23	18
Future income tax assets	15	18	—
Investments and advances	10	12	15
Discount on long-term debt	9	10	11
Other	8	9	12

	265	309	265

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
14. TRADE AND OTHER PAYABLES

	2005	2005	2004
	US$	$	$
	(Note 4)
Trade payables	287	335	386
Payroll-related accruals	102	119	118
Accrued interest	34	40	33
Payables on capital projects	7	8	10
Rebates accruals	13	15	13
Accrued benefit liability — defined benefit pension plans (Note 22)	2	2	—
Accrued benefit liability — other employee future benefit plans (Note 23)	5	6	6
Provision for environment and other asset retirement obligations (Note 17)	18	21	21
Closure and restructuring costs excluding costs for defined benefit pension plans and site remediation (Note 6)	64	75	36
Other	26	30	24

	558	651	647

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
15. LONG-TERM DEBT

	Maturity	2005	2005	2004
		US$	$	$
		(Note 4)
The Corporation
Unsecured debentures and notes
8.75% Notes (2005 - nil; 2004 - US$150)	2006	—	—	181
10% Debentures	2011	70	82	82
7.875% Notes (2005 and 2004 - US$600)	2011	600	700	722
5.375% Notes (2005 and 2004 - US$350)	2013	350	408	421
7.125% Notes (2005 - US$400; 2004 - nil)	2015	400	466	—
9.5% Debentures (2005 and 2004 - US$125)	2016	125	146	150
10.85% Debentures	2017	65	75	75
Unsecured term loan (2005 - nil; 2004 - US$71)	2006	—	—	86
Unsecured revolving credit facility	2010	137	160	135
Capital lease obligations	2028	10	11	11
Other		4	5	7

		1,761	2,053	1,870

Norampac
Unsecured notes
6.75% Notes (2005 and 2004 - US$125)	2013	125	146	150
Secured revolving credit facility
(2005 - CAN$49 and €7; 2004 - CAN$9 and €1)	2008	50	58	10
Other		2	2	4

		177	206	164

		1,938	2,259	2,034
Less: Due within one year		2	2	8

		1,936	2,257	2,026

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
15. LONG-TERM DEBT (CONTINUED)
As at December 31, 2005, principal long-term debt repayments, including capital lease obligations, in each of the next five years amounted to:

2006	2007	2008	2009	2010
$	$	$	$	$
2	2	59	3	160

The Corporation
Unsecured debentures and notes
On August 5, 2005, the Corporation issued $487 million (US$400 million) 7.125% notes due in 2015 at an issue price of $482 million (US$396 million). The gross proceeds from the sale of the notes was used to redeem the 8.75% notes due in August 2006 for an amount of approximately $176 million (US$150 million) and to repay most of the unsecured revolving credit facility then outstanding. Issuance expenses for the new notes of $5 million (US$4 million) were deferred and will be amortized over the duration of the notes.
In the first quarter of 2004, the Corporation terminated, prior to maturity, its interest rate swap contracts entered into in 2003. As described in Note 19, these swap contracts had been designated as hedges of the fair value of a portion of the interest payments on the 5.375% notes payable.
The 10% and 10.85% debentures each have purchase fund requirements, whereby the Corporation undertakes to make all reasonable efforts to purchase quarterly, for cancellation, a portion of the aggregate principal amount of the debentures at prices not exceeding par.
Bank facility
On March 3, 2005, the Corporation entered into a new five-year unsecured revolving credit facility of US$700 million. This amount was reduced to US$600 million pursuant to an amendment to this facility in November 2005. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in August 2006.
Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate or on the Canadian or U.S. prime rate, each with an added spread that varies with Domtar’s credit rating. This new credit facility also requires commitment fees that vary with Domtar’s credit rating.
As at December 31, 2005, $175 million (2004 – $135 million) of borrowings under the new unsecured revolving credit facility were outstanding, of which $15 million (2004 – nil) were in the form of overdraft and included in “Bank indebtedness,” and $160 million (2004 – $135 million) were included in “Long-term debt.” In addition, as at December 31, 2005, the Corporation had outstanding letters of credit pursuant to this bank credit for an amount of $21 million (2004 – $10 million). The Corporation also has other outstanding letters of credit for an amount of $5 million (2004 – $3 million). A provision of $4 million (2004 – $5 million) was recorded related to letters of credits.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
15. LONG-TERM DEBT (CONTINUED)
In 2005, the interest rates on outstanding borrowings under the bank facilities ranged from 3.21% to 7.25% (2004 – from 2.34% to 4.55%).
The Corporation’s borrowing agreements contain restrictive covenants. In particular, the Corporation’s bank facility requires compliance with certain financial ratios on a quarterly basis.
Certain debt agreements require the Corporation to indemnify the parties in the event of changes in elements such as withholding tax regulations. As the nature and scope of such indemnifications are contingent on future events, none of which can be foreseen as at December 31, 2005, and the structure of such transactions makes these events unlikely, no provisions have been recorded in the consolidated financial statements.
Norampac
Norampac’s debt is non-recourse to the Corporation. The following amounts represent the Corporation’s proportionate share.
Unsecured notes
The 6.75% unsecured notes issued in 2003 are redeemable in whole or in part at Norampac’s option under certain conditions and subject to payment of a redemption premium.
Bank facility
Norampac has a five-year secured revolving credit facility of $175 million maturing in 2008. The revolving credit facility is secured by all the inventories and receivables of Norampac Inc. and its North American subsidiaries and by property, plant and equipment at two of its containerboard mills and three of its converting facilities. Also, this facility requires compliance with certain covenants. As at December 31, 2005, the Corporation’s proportionate share of assets secured under this revolving credit facility relating to receivables, inventories and property, plant and equipment amounted to $98 million (2004 – $97 million), $69 million (2004 – $69 million) and $223 million (2004 – $218 million), respectively. Borrowings under this credit facility bear interest at floating rates plus a borrowing margin based on Norampac’s credit rating. Standby fees are payable on Norampac’s available unused credit lines at an annual rate that varies according to Norampac’s credit rating.
As at December 31, 2005, $58 million (2004 – $10 million) of borrowings under the secured revolving credit facility were outstanding. In addition, as at December 31, 2005, Norampac had outstanding letters of credit pursuant to this bank credit for an amount of $4 million (2004 – $6 million). No provision was recorded related to outstanding letters of credits.
In 2005, the interest rates on outstanding borrowings under the revolving credit facility ranged from 3.44% to 5.56% (2004 – from 3.04% to 3.69%).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
16. OTHER LIABILITIES AND DEFERRED CREDITS

	2005	2005	2004
	US$	$	$
	(Note 4)
Other liabilities
Accrued benefit liability — other employee future benefit plans (Note 23)	81	94	88
Accrued benefit liability — defined benefit pension plans (Note 22)	26	30	32
Provision for contracts assumed	1	1	4
Provision for environment and other asset retirement obligations	36	42	36
Other	38	44	38

Deferred credits
Deferred gain on contribution of net assets to Norampac	29	34	39
Deferred net gain on early settlements of interest rate swap contracts	20	24	39
Deferred foreign exchange gain on translation of long-term debt (a)	41	48	48
Investment tax credits and other	12	14	19

	284	331	343

(a)	In 2006, $7 million of the gain will be recognized to earnings and the remaining $41 million will be recognized to earnings in 2016.
Asset retirement obligations
The asset retirement obligations are principally linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. As at December 31, 2005, Domtar has estimated the net present value of its asset retirement obligations to be $23 million (2004 – $25 million); the present value was based on probability weighted undiscounted cash flows of $41 million (2004 – $37 million). The majority of asset retirement obligations are estimated to be settled prior to December 31, 2025. However, some settlement scenarios call for obligations to be settled as late as December 31, 2040. Domtar’s credit adjusted risk-free rates were used to calculate the net present value of the asset retirement obligations. The rates used vary between 4.25% and 9.40%, based on the prevailing rate at the moment of recognition of the liability and on its settlement period.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
16. OTHER LIABILITIES AND DEFERRED CREDITS (CONTINUED)
The following table reconciles Domtar’s asset retirement obligations:

	2005	2005	2004
	US$	$	$
	(Note 4)
Asset retirement obligations, beginning of year	21	25	26
Liabilities incurred during the year	2	2	1
Revisions to estimated cash flows	(1)	(1)	(2)
Revisions to estimated cash flows related to restructurings (Note 6)	(2)	(3)	—
Liabilities settled during the year	—	—	(1)
Accretion expense	1	1	2
Effect of foreign currency exchange rate change	(1)	(1)	(1)

Asset retirement obligations, end of year	20	23	25

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
17. COMMITMENTS AND CONTINGENCIES
Environment
Domtar is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities.
In 2005, Domtar’s operating expenditures for environmental matters, as described in Note 1, amounted to $68 million (2004 – $69 million; 2003 – $70 million).
Domtar made capital expenditures for environmental matters of $17 million in 2005 (2004 – $22 million; 2003 – $7 million) for the improvement of air emissions, effluent treatment and remedial actions to address environmental compliance. At this time, Domtar cannot reasonably estimate the additional capital expenditures that may be required. However, management expects any additional required expenditure would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.
Domtar continues to take remedial action under its Care and Control Program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.
While Domtar believes that it has determined the costs for environmental matters likely to be incurred based on known information, Domtar’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities which cannot be reasonably estimated at this time.
As at December 31, 2005, Domtar had a provision of $63 million (2004 – $57 million) for environmental matters and other asset retirement obligations. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.
In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler Maximum Achievable Control Technology (MACT) Rules that further regulate effluent and air emissions. Domtar complies with all present regulations and anticipates spending approximately $17 million over the next two years to meet such requirements.
As at December 31, 2005, anticipated payments in each of the next five years were as follows:

	2006	2007	2008	2009	2010	Thereafter	Total
	$	$	$	$	$	$	$
Environmental provision and other asset retirement obligations	21	5	5	4	3	25	63
Cluster Rules obligation	8	—	—	—	—	—	8
Boiler MACT Rules obligation	5	4	—	—	—	—	9

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
17. COMMITMENTS AND CONTINGENCIES (CONTINUED)
Contingencies
In the normal course of operations, Domtar becomes involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims, and labor issues. While the final outcome with respect to actions outstanding or pending as at December 31, 2005 cannot be predicted with certainty, it is management’s opinion that their resolution will not have a material adverse effect on Domtar’s financial position, earnings or cash flows.
In April 2003, the Canadian Competition Bureau began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including Domtar. In December 2005, Domtar recorded a $12.5 million charge under “Selling, general and administrative” expenses relating to a legal settlement with regards to the sales of carbonless paper in Ontario and Quebec in a one-year period during part of 1999 and 2000.
E.B. Eddy acquisition
On July 31, 1998, Domtar acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of the Corporation in specified circumstances, the Corporation may have had to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at December 31, 2005, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded for this potential purchase price adjustment.
Lease and other commercial commitments
The Corporation has entered into operating leases for property, plant and equipment. The Corporation also has commitments to purchase property, plant and equipment, roundwood, wood chips, gas, electricity and certain chemicals. Minimum future payments under these operating leases and other commercial commitments, determined as at December 31, 2005, were as follows:

	2006	2007	2008	2009	2010	Thereafter	Total
	$	$	$	$	$	$	$
Operating leases	24	16	11	8	7	19	85

Other commercial commitments	87	40	33	24	9	18	211

Total operating lease expense amounted to $35 million in 2005 (2004 – $38 million; 2003 – $38 million).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
17. COMMITMENTS AND CONTINGENCIES (CONTINUED)
Norampac has entered into operating leases for property, plant and equipment. Norampac also has commitments to purchase property, plant and equipment, gas, electricity and steam. The Corporation’s proportionate share of Norampac’s minimum future payments under these operating leases and other commercial commitments, determined as at December 31, 2005, were as follows:

	2006	2007	2008	2009	2010	Thereafter	Total
	$	$	$	$	$	$	$
Operating leases	6	5	4	3	2	5	25

Other commercial commitments	38	26	23	15	13	54	169

The Corporation’s proportionate share of Norampac’s total operating lease expense amounted to $7 million in 2005 (2004 – $7 million; 2003 – $8 million).
Guarantees
Indemnifications
In the normal course of business, the Corporation offers indemnifications relating to the sale of its businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in the sales agreements. Typically, such representations and warranties relate to taxation, environmental, product and employee matters. The terms of these indemnification agreements are generally for an unlimited period of time. As at December 31, 2005, the Corporation is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not yielded significant expenses in the past.
Leases
The Corporation has guaranteed to various lessors $8 million of the residual value of its assets under operating leases with expiry dates in 2006. If the fair value of the assets at the end of the lease terms are lower than the residual values guaranteed, the Corporation would be held liable for the shortfall. The Corporation reviews its guarantees relative to the residual value and records anticipated losses as a charge included in “Selling, general and administrative” expenses. As at December 31, 2005, the Corporation recorded approximately $1 million (2004 – nil) of provision relating to anticipated shortfall in the fair value of the assets, based on the likelihood that the guarantees will be exercised.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
18. STATED CAPITAL AND STOCK BASED COMPENSATION
Preferred shares
The outstanding preferred shares at December 31, were as follows:

	2005		2005		2004
		Number		Number
	US$	of shares	$	of shares	$
	(Note 4)
Preferred shares
Series A	2	68,176	2	69,576	2
Series B	29	1,350,000	34	1,470,000	37

	31		36		39

The authorized preferred shares consist of preferred shares issuable in an unlimited number of series, ranking equal with respect to the payment of dividends and the distribution of assets.
The Series A Preferred shares are non-voting and redeemable at the Corporation’s option at $25.00 per share since April 1, 1994. These shares carry a cumulative cash dividend per share of $2.25 per annum.
The Series B Preferred shares are non-voting and redeemable at the Corporation’s option at $25.00 per share. These shares carry a cumulative cash dividend equivalent to 72% of the bank prime interest rate.
The Corporation has undertaken to make all reasonable efforts to purchase quarterly, for cancellation, 1% of the number of Series A and Series B Preferred shares outstanding on April 2, 1992, at prices not exceeding $25.00 per share. In connection therewith, preferred shares purchased for cancellation were as follows:

		2005		2004		2003
	Number	Average price	Number	Average price	Number	Average price
	of shares	per share	of shares	per share	of shares	per share
		$		$		$
Series A	1,400	25.00	—	—	—	—
Series B	120,000	22.57	120,000	24.68	120,000	23.48

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
18. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
Common shares
The Corporation is authorized to issue an unlimited number of common shares. In 2005, a cash dividend of $0.24 per share was paid on these shares (2004 – $0.24 per share; 2003 – $0.215 per share). The changes in the number of outstanding common shares and their aggregate stated value from January 1, 2003 to December 31, 2005 were as follows:

	2005		2005		2004		2003
		Number		Number		Number
	US$	of shares	$	of shares	$	of shares	$
	(Note 4)
Balance at beginning of year	1,533	230,237,356	1,788	228,860,806	1,768	227,680,352	1,752

Shares issued

Stock option and share purchase plans	6	730,134	7	1,376,550	20	1,180,454	16

Balance before share purchase financing agreements	1,539	230,967,490	1,795	230,237,356	1,788	228,860,806	1,768

Share purchase financing agreements	(10)	(845,770)	(12)	(947,105)	(13)	(922,994)	(12)

Balance at end of year	1,529	230,121,720	1,783	229,290,251	1,775	227,937,812	1,756

Book value per common share at end of year	5.87		6.84		8.75		9.34

Book value per common share is the sum of the stated value of common shares, contributed surplus, retained earnings and accumulated foreign currency translation adjustments divided by the number of common shares outstanding at year-end.
As at December 31, 2005, the Corporation had a receivable from its employees of $12 million (2004 – $13 million; 2003 – $12 million) related to share purchase loans granted to them. These shares are held in trust as security for the loans that are interest bearing at the dividend rate and with defined repayment terms not exceeding 10 years. At the end of the year, there were 845,770 shares (2004 – 947,105 shares; 2003 – 922,994 shares) held in trust with respect to employee loans for which the market value was $6.71 (2004 – $14.50; 2003 – $16.25) per share. These loans were included as a reduction of “Common shares.”

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
18. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
Restricted stock plan
The Restricted Stock Plan (RSP) was introduced in 2005. Under the RSP, Domtar’s common shares may be granted to executives and other key employees. The Corporation or a trustee selected by the Corporation at its discretion will acquire, on the secondary market, the number of common shares granted. The common shares granted pursuant to the RSP shall be held in trust for the benefit of the participant with a trust company selected by the Corporation at its sole discretion for a period which may not exceed three years from the date of each grant. At the end of the restricted period, and provided that the participant has remained in continuous employment with the Corporation since the date of grant, the participant will be entitled to receive a share certificate representing 1) the number of shares of the initial grant, and 2) the additional shares accumulated in the participant’s account by reinvestment of dividends, if any. During the restricted period, no participant shall be entitled to exercise voting rights or any other rights attaching to the ownership of the shares, nor shall any participant be considered the beneficial owner of any shares until they become fully vested upon termination of the applicable restricted period.
During the year, 394,080 common shares were acquired and are held in trust pursuant to the RSP. The total expense recognized in Domtar’s results of operations related to these common shares amounted to $1 million in 2005.
Executive stock option and share purchase plan
Under the Executive Stock Option and Share Purchase Plan (Plan), options may be granted to selected eligible employees. Options are granted at a price equal to the market value on the day immediately preceding the date the options were granted and expire 10 years after the date of the grant. Normally, one quarter of the options may be exercised at each anniversary date of the grant. In 2005, the rights feature of the Plan was eliminated. Previously granted rights are not affected by this measure. The actual granted rights permitted eligible employees to purchase shares at 90% of the quoted market value on the day immediately preceding the date the rights were granted, and provide for a one-for-four bonus share to be issued on the third anniversary date of the grant of the rights.
In 2005, a new feature was introduced to the Plan for all grants starting with 2005 going forward. Options granted before 2005 are not affected by this new feature. Pursuant to this new feature, the granted stock options will vest in four increments of 25% on each anniversary date of the grant. When vested, the relevant annual portion will be available for exercise provided the price of Domtar’s common shares on the exercise date has increased by at least 20% over the grant price. Upon exercise, 60% of the difference between the fair value of Domtar’s common shares at the time of exercise and the grant price must be converted in common shares of Domtar, which must be held by the participant for at least 12 months after the date of exercise. Any annual portion that has not been exercised on or before the expiry date of the option will automatically lapse on such expiry date. The options have been granted for a period of six years and will expire in February 2011, subject to the terms and conditions of the Plan.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
18. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
In 2003, a new performance feature was introduced to the Plan for all grants starting with 2003 going forward. Options granted before 2003 are not affected by this new feature. Pursuant to this new feature, the granted stock options will vest in four increments of 25% on each anniversary date of the grant, provided the performance of Domtar’s common share price is equal to or exceeds the average performance of an index composed of the S&P 500 Materials (U.S.) index (50%) and the S&P/TSX Materials (Canada) index (50%). On each anniversary date of the grant, the average closing price of Domtar’s common shares, during the 20 consecutive trading days on the Toronto Stock Exchange immediately preceding each anniversary date of the grant, is used to measure the performance of Domtar’s common share price and is compared to the average performance of the index during the same reference period. The relevant annual portion only vests on a given anniversary date if the performance of Domtar’s common share price equals or exceeds the average index during the relevant reference period. Should this not be the case, the annual portion will not vest but may vest on any following anniversary date if the foregoing test, applied on a cumulative basis, is satisfied on a subsequent anniversary date over the vesting period of four years. Any annual portion which has not vested on or before the end of the vesting period of the option will automatically lapse on the expiry date. The new performance options have a term of 10 years and will expire in February 2013.
In 2001, all of the 900,000 performance options granted to the members of the Management Committee in March 1997 became void as a result of not meeting the specified conditions to exercise the options based on the market value of the Domtar’s common shares. A new performance option program was then approved in June 2001, and 1,050,000 stock options were granted to members of the Management Committee. Pursuant to this grant, and except in certain specified circumstances, there was no prorata or early vesting prior to January 1, 2004, at which time the options became fully vested if the holder of the options was still an employee of Domtar. After vesting, the options may not be exercised unless both of the following two conditions have been met: 1) at any time between January 1, 2001 and December 31, 2003, the weighted average trading price of the Domtar’s common shares during 20 consecutive trading days on the Toronto Stock Exchange has reached or exceeded $16.70, $18.51 or $20.32, whereupon 25%, 50% or 100%, respectively, of the options granted become exercisable; and 2) the appreciation in the market value of the Domtar’s common shares between January 1, 2001 and the exercise date is equal to or exceeds the increase in the Standard & Poor’s U.S. Paper & Forest Products index during the same period. As at December 31, 2005, only 14% of the options are exercisable, provided the above-mentioned conditions are met, and the remaining 86% have been cancelled as the objectives of the program have not been attained.
The fair value of options granted during the years ended December 31, 2005, 2004 and 2003 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004	2003
Risk-free interest rate	4.0%	4.2%	5.2%
Annual dividend per share (in dollars)	$0.24	$0.24	$0.14
Expected lives (years)	6	6	6
Volatility	30.6%	33.4%	34.0%
Estimated realization percentage-performance options	61.4%	69.8%	69.8%
Weighted average fair value of options granted during the year (in dollars per option)	$2.95	$3.68	$4.36

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
18. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
Changes in the number of options outstanding were as follows:

		2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price	of options	price	of options	price
		$		$		$
Outstanding at beginning of year	5,306,553	14.83	5,688,264	14.22	4,920,882	13.56
Granted	495,250	11.44	1,266,000	15.53	1,243,850	15.95
Exercised	(21,847)	11.12	(540,270)	11.57	(356,105)	10.61
Cancelled	(946,830)	15.44	(1,107,441)	14.08	(120,363)	15.45

Outstanding at end of year	4,833,126	14.38	5,306,553	14.83	5,688,264	14.22

Options exercisable at end of year	2,424,793	13.77	2,287,587	13.79	1,988,289	12.98

The following table summarizes the information about options outstanding and exercisable as at December 31, 2005:

		Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of exercise prices	of options	contractual life	exercise price	of options	exercise price
			$		$
$9.12 — $13.26	1,691,076	3.6	11.47	1,247,076	11.48
$13.27 — $16.52	3,142,050	6.7	15.95	1,177,717	16.20

	4,833,126	5.6	14.38	2,424,793	13.77

During the year, no shares (2004 – 353,900; 2003 – 320,350) were issued pursuant to the exercise of rights and 70,393 bonus shares (2004 – 52,730; 2003 – 41,169) were issued. The total expense recognized in Domtar’s results of operations related to these rights and bonus shares amounted to $4 million in 2005 (2004 – $2 million; 2003 – $2 million). As at December 31, 2005, 136,675 bonus shares could be issued over the next two years.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
18. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
As at December 31, 2005, 16,000,000 common shares (2004 – 16,000,000; 2003 – 16,000,000) were authorized for issuance under the Plan. Since its inception, 6,057,835 shares have been issued under this plan.
During the year, under the Executive Stock Option and Share Purchase Plan and the Employee Share Purchase Plan, as described below, $5 million (2004 – $4 million; 2003 – $3 million) was included in “Contributed surplus” in conjunction with the recognition of stock-based compensation expense.
Deferred Share Unit Plans
Outside Directors
Under the Deferred Share Unit Plan for Outside Directors of the Corporation, deferred share units (DSU), equivalent in value to a common share, may be granted to eligible directors. In addition, participants may elect to receive their annual retainer and attendance fees in DSU. A participant shall receive, not later than the 31st of January following the end of the year during which the participant ceases to be a member of the Board of Directors, a lump sum payment in cash equal to the number of DSU recorded in the participant’s account on the termination date multiplied by the termination value of the common shares or, if the participant so elects, a number of common shares to be purchased on the open market equal to the number of DSU then recorded in the participant’s account less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional DSU when normal cash dividends are paid on common shares. Upon payment in full of the DSU, they shall be cancelled. The total expense (reversal) recognized in Domtar’s results of operations amounted to $(0.3) million in 2005 (2004 – $0.4 million; 2003 – $0.6 million). In 2005, 99,389 DSU (2004 – 37,940; 2003 – 32,263) were issued and no DSU (2004 – 45,334; 2003 – 11,262) were redeemed. As at December 31, 2005, 229,523 DSU (2004 – 130,134; 2003 – 137,528) were outstanding.
Executives
Under the Executive Deferred Share Unit Plan of the Corporation, DSU may be granted to eligible executives. A participant shall receive, no later than the 31st of January following the end of the year during which occurred the participant’s date of retirement, death, determination of long-term disability or termination of employment at the end of a continuous period that started on or after January 1, 1999 and represents at least seven years of tenure as a member of the Management Committee, a lump sum payment in cash equal to the number of DSU then recorded in the participant’s account on one of these dates multiplied by the redemption value of the common shares or, if the participant so elects, a number of common shares to be purchased on the open market equal to the number of DSU then recorded in the participant’s account less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional DSU when normal cash dividends are paid on common shares. Upon payment in full of the DSU, they shall be cancelled. In 2005, the Executive Deferred Share Unit Plan was eliminated. Previously granted DSU are not affected by this change. The total expense (reversal) recognized in Domtar’s results of operations amounted to $(0.5) million in 2005 (2004 – $(0.6) million; 2003 – $0.4 million). As at December 31, 2005, 56,443 DSU (2004 – 66,178; 2003 – 72,196) were outstanding under this plan.
Under the Executive Performance Share Unit Plan of the Corporation, approved in December 2003, Performance Share Units (PSU) may be granted to eligible executives and other key employees of Domtar or any of its affiliates. Each PSU, subject to the vesting conditions (including certain conditions relating to the relative performance of Domtar’s common shares) set out in each grant being fulfilled, gives a participant the right to receive one common share of Domtar or, at his option, the cash equivalent at the time of vesting. In the event a participant elects to receive common shares, Domtar will make arrangements for delivery of such shares equal to the number of PSU then recorded in the participant’s account through purchases on the open market less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional PSU when normal cash dividends are paid on common shares. The total expense recognized in Domtar’s results of operations amounted to $0.1 million in 2005 (2004 – $0.1 million), representing 740,812 units (2004 – 725,989) authorized and issued since the inception of the plan.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
18. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
Employee Share Purchase Plans
Under the Employee Share Purchase Plans, all employees are eligible to purchase common shares at a price of 90% of the quoted market value. Common shares are purchased under the plans on monthly investment dates. Shares purchased under the Canadian plan are subject to a mandatory twelve-month holding period. Employees who hold the shares for 18 months following the date of acquisition (U.S. plan) or who hold the shares purchased in any calendar year until June 30 of the following year (Canadian plan) are entitled to receive additional common shares equivalent to 10% of the cost of such shares. As at December 31, 2005, 6,050,000 common shares (2004 – 6,050,000; 2003 – 5,050,000) were authorized for issuance under the plans. During the year, 637,894 common shares (2004 – 421,825; 2003 – 470,653) were issued under the plans at an average price of $9.08 (2004 – $15.77; 2003 – $15.32) per share. Since their inception, 5,139,262 shares have been issued under these plans.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
19. FINANCIAL INSTRUMENTS
Fair value of financial instruments

		2005		2005		2004
	Fair	Carrying	Fair	Carrying	Fair	Carrying
	value	amount	value	amount	value	amount
	US$	US$	$	$	$	$
	(Note 4)	(Note 4)
Long-term debt	1,770	1,938	2,064	2,259	2,244	2,034

The fair value of the long-term debt, including the portion due within one year, is principally based on quoted market prices.
Due to their short-term maturity, the carrying amounts of cash and cash equivalents, receivables, bank indebtedness, trade and other payables and income and other taxes approximate their fair values.
Interest rate risk
Domtar is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents, its bank indebteness, its bank credit facility and its long-term debt. Domtar may manage this interest rate exposure by the use of derivative instruments such as interest rate swap contracts.
In 2004, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million recorded under “Other liabilities and deferred credits” was deferred and is recognized against financing expenses over the period ending November 2013, the term of the underlying 5.375% notes.
In 2002, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $40 million (US$26 million). The net gain of $40 million recorded under “Other liabilities and deferred credits” was deferred and is recognized against financing expenses over the period of the interest rate payments ending October 2003 and October 2006, the original designated hedging period of the underlying 7.875% notes. The net recognized amount will be $10 million in 2006. In 2005, a net amount of $13 million (2004 – $13 million) was recognized against “Financing expenses.”
Norampac has interest rate swap contracts having nominal values of $2 million (US$2 million) (2004 – $2 million (US$2 million)) and $1 million (US$1 million) (2004 – $1 million (US$1 million)), respectively, according to the Corporation’s proportionate share. Under the terms of these contracts, maturing in December 2008 and October 2012, respectively, Norampac will, on a monthly basis, receive interest calculated on the LIBOR one-month rate plus 1.5% and pay an average fixed rate of 7.25% and 9.47%, respectively. Norampac is holding these derivative financial instruments for speculative purposes and accordingly the derivatives are recorded at their fair value. As at December 31, 2005, these swap contracts had a fair value of nil (2004 – negative fair value of $1 million (US$1 million)).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
19. FINANCIAL INSTRUMENTS (CONTINUED)
In 2004, Norampac entered into additional interest rate swap contracts having both the same nominal value of $15 million (US$13 million), according to the Corporation’s proportionate share. Under the terms of these swap contracts, maturing in December 2013, Norampac will, on a semi-annual basis, receive an average fixed interest rate of 6.75% and pay interest calculated on the LIBOR six-month rate plus 2.16% and 2.17%, respectively. These swap contracts are designated as hedges of the fair value of a portion of Norampac’s Senior notes. As at December 31, 2005, these interest rate swap contracts had a fair value of negative $1 million (US$1 million) (2004 — $1 million (US$1 million)).
Credit risk
Domtar is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, Domtar reviews new customers’ credit histories before granting credit and conducts regular reviews of existing customers’ credit performance. As at December 31, 2005, one of Domtar’s paper segment customers located in the United States represented 4% ($18 million) (2004 – 5% ($25 million)) of the receivables, prior to the effect of the receivables securitization.
Domtar is also exposed to credit risk in the event of non-performance by counterparties to its financial instruments. Domtar minimizes this exposure by entering into contracts with counterparties that are believed to be of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored.
Foreign currency risk
In order to reduce the potential negative effects of a fluctuating Canadian dollar, Domtar has entered into various arrangements to stabilize anticipated future net cash inflows denominated in U.S. dollars. The following table provides the detail of the arrangements used as hedging instruments:

	2005	2004	2005	2004
	Average exchange rate		Contractual amounts
	(CAN$/US$)		(In millions of U.S. dollars)
Forward foreign exchange contracts
0 to 12 months	1.24	1.27	295	189
13 to 24 months	—	1.34	—	37
Currency options purchased
0 to 12 months	—	1.31	—	212
Currency options sold
0 to 12 months	—	1.39	—	212

Forward foreign exchange contracts are contracts whereby Domtar has the obligation to sell U.S. dollars at a specific rate.
Currency options purchased are contracts whereby Domtar has the right, but not the obligation, to sell U.S. dollars at the strike rate if the U.S. dollar trades below that rate. Currency options sold are contracts whereby Domtar has the obligation to sell U.S. dollars at the strike rate if the U.S. dollar trades above that rate.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
19. FINANCIAL INSTRUMENTS (CONTINUED)
In 2004, Norampac had currency options sold, which did not qualify as hedging instruments. The average exchange rate and contractual amounts at December 31, 2004 were $1.43 and US$8 million, respectively, representing the Corporation’s proportionate share. As at December 31, 2004, the fair value of these derivative financial instruments was nil.
The fair value of derivative financial instruments generally reflects the estimated amounts that Domtar would receive or pay to settle the contracts at December 31, 2005 and 2004. As at these dates, the spot exchange rates were $1.17 and $1.20, respectively, and the fair value of the above derivative financial instruments used as hedging items was as follows:

	2005	2005	2004
	US$	$	$
	(Note 4)
Unrealized gains on forward foreign exchange contracts	19	22	17
Unrealized gains on currency options	—	—	24

Price risk
In 2005, the Corporation entered into cash settled commodity swap agreements to manage price risk associated with purchases of bunker oil covering a period starting January 2006 and ending December 2006. These agreements fix the purchase price of bunker oil for 20,000 barrels per month. These agreements are in addition to the 2004 and 2003 contracts, which fix the purchase price of bunker oil for 7,000 and 15,000 barrels per month, respectively, ending in December 2006 and December 2005, respectively. These contracts are designated as hedging instruments and hedge approximately 26% of estimated bunker oil purchases. The fair value of these instruments as at December 31, 2005 represented an unrealized gain of $1 million (2004 – $2 million).
During 2004, the Corporation entered into a cash settled commodity swap agreement to manage price risk associated with sales of NBSK pulp covering a period starting July 2004 and ending June 2007. The agreement fixes the sale price of NBSK pulp for 1,000 tonnes per month for 36 months. This agreement is in addition to the 2003 and 2002 contracts, which fix the sale price of NBSK pulp for 1,500 tonnes per month for 36 months and are expiring in April 2006 and October 2005, respectively. These contracts are not designated as hedging instruments and they are accounted for at their fair value. The fair value of these instruments as at December 31, 2005, was negative $1 million (2004 – $6 million).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
19. FINANCIAL INSTRUMENTS (CONTINUED)
Norampac entered into cash settled commodity swap agreements to manage price risk associated with sales of unbleached kraft linerboard and semi-chemical medium paper and purchases of old corrugated containers and electricity. As at December 31, 2005, Norampac had entered into contracts expiring in 2006 through 2008. According to the Corporation’s proportionate share, these derivative agreements fix the sale price for 5,000 tonnes (2004 – 37,000 tonnes) of unbleached kraft linerboard and nil tonnes (2004 – 2,500 tonnes) of semi-chemical medium paper and fix the purchase price for 298,250 tonnes (2004 – 286,750 tonnes) of old corrugated containers and 18,492 megawatts (2004 – 68,387 megawatts) of electricity. The contracts related to unbleached kraft linerboard, semi-chemical medium paper and old corrugated containers are not designated as hedging instruments and they are accounted for at their fair value. The fair value of these instruments as at December 31, 2005, represented a net loss of $9 million (2004 – net gain of $1 million). The fair value of the electricity contracts as at December 31, 2005, represented an unrealized gain of $1 million (2004 – $1 million).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
20. ACCUMULATED FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Balance at beginning of year	(163)	(190)	(145)	2
Effect of changes in exchange rates during the year:
On net investment in self-sustaining foreign subsidiaries	(59)	(69)	(141)	(391)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	56	65	117	282
Future income taxes thereon	(10)	(11)	(21)	(38)

Balance at end of year	(176)	(205)	(190)	(145)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
21. INTERESTS IN JOINT VENTURES
The following amounts represent the Corporation’s proportionate interests in its joint ventures (Norampac, Anthony-Domtar Inc. and Gogama Forest Products Inc.):

	2005	2005	2004
	US$	$	$
	(Note 4)
Assets
Current assets	167	195	180
Long-term assets	431	502	508

Liabilities
Current liabilities	79	92	93
Long-term liabilities	271	316	272

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Earnings
Sales	551	643	640	629
Operating expenses	(546)	(637)	(588)	(585)

Operating profit	5	6	52	44
Financing expenses	10	12	8	17
Net earnings (loss)	(4)	(5)	32	17

Cash flows
Cash flows provided from operating activities	44	51	58	45
Cash flows used for investing activities	(47)	(55)	(64)	(42)
Cash flows provided from financing activities	32	37	15	4

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
22. PENSION PLANS
Defined contribution plans
Domtar contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to Domtar’s contribution. The 2005 pension expense was $17 million (2004 – $17 million; 2003 – $19 million).
Defined benefit plans
Domtar has several defined benefit pension plans covering substantially all employees, including one closed plan for certain non-unionized employees in Canada. Non-unionized employees in Canada joining Domtar after June 1, 2000 participate in defined contribution plans. The defined benefit plans are generally contributory in Canada and non-contributory in the United States. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management’s most probable assumptions.
In 2006, pursuant to the decision in November 2005 to close the Cornwall and Ottawa, Ontario paper mills, the Corporation will declare a partial wind-up of the non-unionized and unionized plans related to the Ontario participants in the plan.
Components of net periodic benefit
   cost for defined benefit plans

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Service cost for the year	30	35	35	32
Interest expense	67	78	74	72
Actual return on plan assets	(112)	(131)	(104)	(115)
Recognized actuarial loss	141	164	34	72
Plan amendments	38	44	3	11
Curtailment and settlement loss (Note 6)	14	17	2	—

Costs arising in the period	178	207	44	72
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	40	47	23	36
Actuarial gain	(130)	(151)	(22)	(67)
Plan amendments	(33)	(39)	(1)	(10)

Net periodic benefit cost for defined benefit plans	55	64	44	31

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
22. PENSION PLANS (CONTINUED)
Domtar’s funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits. The latest actuarial valuations were conducted as at December 31, 2004, for plans representing approximately 94% and as at December 31, 2003, for plans representing approximately 6% of the total plans asset fair value. These valuations indicated a funding deficiency. The next actuarial valuations will be completed between December 31, 2005 and March 1, 2008. Domtar expects to contribute for a total amount of $80 million in 2006 compared to $85 million in 2005.
Change in accrued benefit obligation
The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	2005	2005	2004
	US$	$	$
	(Note 4)
Accrued benefit obligation at beginning of year	1,135	1,323	1,240
Service cost for the year	30	35	35
Interest expense	67	78	74
Plan participants’ contributions	11	13	12
Actuarial loss	148	173	36
Plan amendments	38	44	3
Benefits paid	(63)	(74)	(70)
Settlement	(3)	(4)	(1)
Curtailment	(3)	(3)	(1)
Effect of foreign currency exchange rate change	(3)	(3)	(5)

Accrued benefit obligation at end of year	1,357	1,582	1,323

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
22. PENSION PLANS (CONTINUED)
Change in fair value of defined benefit plan assets
The following table represents the change in the fair value of assets of defined benefit plans reflecting the actual return on plan assets, the contributions and the benefits paid during the year:

	2005	2005	2004
	US$	$	$
	(Note 4)
Fair value of defined benefit plan assets at beginning of year	987	1,151	1,030
Actual return on plan assets	112	131	104
Employer contributions	73	85	80
Plan participants’ contributions	11	13	12
Benefits paid	(63)	(74)	(70)
Settlement	(3)	(4)	(1)
Effect of foreign currency exchange rate change	(2)	(2)	(4)

Fair value of defined benefit plan assets at end of year	1,115	1,300	1,151

Description of funded assets
The assets of the pension plans are held by a number of independent trustees and are accounted for separately in the Domtar pension funds. The investment strategy for the assets in the pension plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within the guidelines provided in the investment policy. The Corporation’s pension funds are not permitted to own any of the Corporation’s shares or debt instruments. The target asset allocation is based on the expected duration of the benefit obligation, which includes the impact of a partial wind-up related to the mill closures.
The following table shows the allocation of the plan assets, based on the fair value of the assets held at December 31, 2005 and 2004 and the target allocation for 2005:

	Target	Percentage plan assets
	allocation	as at December 31
		2005	2004
Fixed income securities	58% - 68%	63%	51%
Equity securities	32% - 42%	37%	49%

Total		100%	100%

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
22. PENSION PLANS (CONTINUED)
Domtar has indemnified and held harmless the trustees of Domtar pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions of Domtar or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. As at December 31, 2005, Domtar has not recorded a liability associated with these indemnifications, as Domtar does not expect to make any payments pertaining to these indemnifications.
Reconciliation of funded status to amounts recognized in the Consolidated balance sheets
The following tables present the difference between the fair value of the defined benefit plan assets and the actuarially determined accrued benefit obligation as at December 31, 2005 and 2004. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.
The tables further reconcile the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated balance sheets. This difference between the funded status and the net amount recognized in the Consolidated balance sheets represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a guiding principle of these recommendations. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans.

	2005	2005	2004
	US$	$	$
	(Note 4)
Accrued benefit obligation at end of year	1,357	1,582	1,323
Fair value of defined benefit plan assets at end of year	(1,115)	(1,300)	(1,151)

Funded status	(242)	(282)	(172)

Reconciliation of funded status to amounts recognized in the Consolidated balance sheets

Unrecognized experience losses:
Deferred investment losses (gains) due to use of market-related value to determine net benefit cost	(27)	(31)	9
Unrecognized net actuarial loss (a)	374	436	294
Unrecognized past service costs	42	49	20

Net amount recognized in the Consolidated balance sheets	147	172	151

(a) The amount to which these losses exceed the 10% corridor (representing 10% of the accrued benefit obligation) amounted to $288 million as at December 31, 2005 (2004 – $180 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plans.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
22. PENSION PLANS (CONTINUED)

	2005	2005	2004
	US$	$	$
	(Note 4)
Accrued benefit asset — defined benefit plans (Note 13)	175	204	183
Accrued benefit liability — defined benefit plans (Notes 14 and 16)	(28)	(32)	(32)

Net amount recognized in the Consolidated balance sheets	147	172	151

As at December 31, 2005, the accrued benefit obligation and the fair value of defined benefit plan assets for the pension plans with an accrued benefit obligation in excess of fair value plan assets were $1,546 million and $1,263 million, respectively (2004 – $1,229 million and $1,053 million, respectively).
Cash contributions to the pension plans
Cash contributions to the pension plans made by Domtar for the years ended December 31, were as follows:

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Defined contribution plans	14	17	17	19
Defined benefit plans	73	85	80	73

Total cash contributions to the pension plans	87	102	97	92

Estimated future benefit payments
Estimated future benefit payments for the next 10 years as at December 31, 2005 were as follows:

	2005	2005
	US$	$
	(Note 4)
2006	69	80
2007	241	281
2008	66	77
2009	67	79
2010	69	80
2011-2015	368	429

Total estimated future benefit payments	880	1,026

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
22. PENSION PLANS (CONTINUED)
Weighted-average assumptions
Domtar used the following key assumptions to measure the accrued benefit obligation and the net periodic benefit cost for defined benefit plans. These assumptions are long-term, which is consistent with the nature of employee future benefits.

	2005	2004	2003
Accrued benefit obligation as at December 31:
Discount rate	5.0%	5.8%	6.1%
Rate of compensation increase	2.7%	3.4%	3.8%

Net periodic benefit cost for defined benefit plans for years ended December 31:
Discount rate	5.8%	6.1%	6.5%
Rate of compensation increase	3.4%	3.8%	3.9%
Expected long-term rate of return on plan assets	7.2%	7.7%	7.7%

Effective January 1, 2006, Domtar will use 6.4% as the expected return on plan assets, which reflects the current view of long-term investment returns.
The expected return on plan assets assumption for the Corporation is based on an analysis of the target asset allocation and expected return by asset class. This rate is adjusted for an equity risk premium and by 0.5% to take into consideration the active investment management of the plan assets.
The expected return on plan assets assumption for Norampac is based on a periodic analysis of the target asset allocation, expected return by asset class, the risk for each class (standard deviation) and the correlation between asset classes. It takes into consideration historical returns and future anticipation.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
23. OTHER EMPLOYEE FUTURE BENEFIT PLANS
The post-retirement and post-employment plans are unfunded.
Components of net periodic benefit cost for
   other employee future benefit plans

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Service cost for the year	3	4	3	4
Interest expense	6	7	7	7
Recognized actuarial loss	3	3	3	7
Plan amendments	(4)	(5)	1	1
Curtailment loss (gain)	(1)	(1)	1	—
Other	—	—	—	(1)

Costs arising in the period	7	8	15	18
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial gain	(2)	(2)	(1)	(6)
Plan amendments	4	5	(1)	—

Net periodic benefit cost for other employee future benefit plans	9	11	13	12

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
23. OTHER EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED)
Change in accrued benefit obligation for other employee
future benefit plans

	2005	2005	2004
	US$	$	$
	(Note 4)
Accrued benefit obligation at beginning of year	104	121	116
Service cost for the year	3	4	3
Interest expense	6	7	7
Actuarial loss	8	9	3
Plan amendments	(4)	(5)	1
Benefits paid	(8)	(9)	(8)
Curtailment	(5)	(6)	—
Effect of foreign currency exchange rate change	(1)	(1)	(1)
Acquisitions	4	5	—

Accrued benefit obligation at end of year	107	125	121

Change in fair value of assets of other employee future benefit plans

	2005	2005	2004
	US$	$	$
	(Note 4)
Fair value of assets of other employee future benefit plans at beginning of year	—	—	—
Employer contributions	8	9	8
Benefits paid	(8)	(9)	(8)

Fair value of assets of other employee future benefit plans at end of year	—	—	—

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
23. OTHER EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED)
Funded status and net amount recognized in the Consolidated balance sheets

	2005	2005	2004
	US$	$	$
	(Note 4)
Funded status	107	125	121
Unrecognized net actuarial loss (a)	(24)	(28)	(25)
Unrecognized past service costs	3	3	(2)

Net amount recognized in the Consolidated balance sheets (Notes 14 and 16)	86	100	94

(a) The amount to which these losses exceed the 10% corridor (representing 10% of the accrued benefit obligation) amounted to $17 million as at December 31, 2005 (2004 — $15 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plans.
Cash contributions to other employee future benefit plans for the year ended December 31, 2005 amounted to $9 million (2004 — $8 million; 2003 — $8 million).
Estimated future benefit payments
Estimated future benefit payments for the next 10 years at as December 31, 2005 were as follows:

	2005	2005
	US$	$
	(Note 4)
2006	5	6
2007	6	7
2008	6	7
2009	6	7
2010	6	7
2011-2015	36	42

Total estimated future benefit payments	65	76

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
23. OTHER EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED)
Weighted-average assumptions
Domtar used the following key assumptions to measure the accrued benefit obligation and the net periodic benefit cost for other employee future benefit plans. These assumptions are long-term, which is consistent with the nature of employee future benefits.

	2005	2004	2003
Accrued benefit obligation as at December 31:
Discount rate	5.0%	5.8%	6.1%
Rate of compensation increase	3.5%	3.5%	3.5%

Net periodic benefit cost for other employee future benefit plans for years ended December 31:
Discount rate	5.8%	6.1%	6.6%
Rate of compensation increase	3.5%	3.5%	4.2%

For measurement purposes, 7.3% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006. The rate was assumed to decrease gradually to 4.1% by 2012 and remain at that level thereafter. An increase or decrease of 1% of this rate would have the following impact:

	Increase of 1%		Decrease of 1%
	US$	$	US$	$
	(Note 4)		(Note 4)
Impact on net periodic benefit cost for other employee future benefit plans	2	2	(1)	(1)
Impact on accrued benefit obligation	8	9	(6)	(7)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
24. SEGMENTED DISCLOSURES
Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:
•	Papers - represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.
•	Paper Merchants - involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.
•	Wood - comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.
•	Packaging - comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.
The accounting policies of the reportable segments are the same as described in Note 1. Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes. Segment assets are those directly used in segment operations.
Segmented data of continuing operations

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Sales
Papers	2,488	2,900	3,086	3,184
Paper Merchants	898	1,047	1,057	1,074
Wood	598	697	671	554
Packaging	548	639	633	629

Total for reportable segments	4,532	5,283	5,447	5,441
Intersegment sales — Papers	(234)	(273)	(281)	(278)
Intersegment sales — Wood	(107)	(124)	(130)	(117)
Intersegment sales — Packaging	(5)	(6)	(7)	(7)

Consolidated sales	4,186	4,880	5,029	5,039

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
24. SEGMENTED DISCLOSURES (CONTINUED)
Segmented data of continuing operations (continued)

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Amortization, write-down of property, plant and equipment and impairment loss
Papers (a)(k)	414	482	274	497
Paper Merchants	3	4	3	3
Wood (c)(i)	58	68	59	42
Packaging (d)	40	47	33	32

Consolidated amortization, write-down of property, plant and equipment and impairment loss	515	601	369	574

Operating profit (loss) from continuing operations
Papers (a)(e)(h)(j)(k)	(282)	(329)	17	(42)
Paper Merchants (b)	2	3	20	20
Wood (c)(i)	(28)	(33)	(27)	(68)
Packaging (d)(f)	7	8	53	48

Total for reportable segments	(301)	(351)	63	(42)
Corporate (g)	9	10	13	(2)

Consolidated operating profit (loss) from continuing operations	(292)	(341)	76	(44)

Segment assets
Papers	2,977	3,471	3,968	4,220
Paper Merchants	125	146	125	117
Wood	408	476	510	505
Packaging	574	669	660	632

Total for reportable segments	4,084	4,762	5,263	5,474
Corporate	369	430	418	374

Consolidated assets	4,453	5,192	5,681	5,848

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
24. SEGMENTED DISCLOSURES (CONTINUED)
Segmented data of continuing operations (continued)

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Additions to property, plant and equipment
Papers	96	112	136	173
Paper Merchants	1	1	2	2
Wood	16	19	18	23
Packaging	23	27	30	31

Total for reportable segments	136	159	186	229
Corporate	3	3	3	1

Consolidated additions to property, plant and equipment	139	162	189	230
Add: Change in payables on capital projects	—	—	13	3

Consolidated additions to property, plant and equipment per Consolidated cash flows	139	162	202	233

Geographic information of continuing operations

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Sales (l)(m)

Canada	931	1,086	1,132	1,243
United States	3,059	3,566	3,640	3,551
Other foreign countries	196	228	257	245

	4,186	4,880	5,029	5,039

Property, plant and equipment and goodwill

Canada	1,618	1,886	2,324	2,461
United States	1,563	1,822	1,953	2,127
Other foreign countries	15	18	22	22

	3,196	3,726	4,299	4,610

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
24. SEGMENTED DISCLOSURES (CONTINUED)
(a)	The operating loss for the year ended December 31, 2005 reflects a $286 million charge, including severance and termination costs of $48 million, $201 million related to the write-down of property, plant and equipment to the estimated net realizable value, $12 million related to the write-down of certain inventory items and spare parts to their net recoverable amounts, $8 million for environmental costs, a reversal of $3 million related to a revision of estimates regarding asset retirement obligations, $11 million for pension curtailment costs and $6 million of other closure related costs, relating to a series of targeted measures aimed at returning the Corporation to profitability. In addition, training costs of $3 million were incurred for the year ended December 31, 2005.

(b)	The operating profit for the year ended December 31, 2005 reflects a $12.5 million charge relating to a legal settlement with regards to the sales of carbonless paper in Ontario and Quebec during a one-year period spanning part of 1999 and 2000.

(c)	The operating loss for the year ended December 31, 2005 reflects a $31 million charge, including severance and termination costs of $4 million, $23 million related to the write-down of property, plant and equipment to the estimated net realizable value, $1 million related to the write-down of certain inventory items and spare parts to their net recoverable amounts, $2 million for environmental costs, and $1 million for pension curtailment costs, relating to a series of targeted measures aimed at returning the Corporation to profitability.

(d)	The operating profit for the year ended December 31, 2005 reflects a $17 million charge, including severance and termination costs of $5 million, $9 million related to the write-down of property, plant and equipment to their estimated net realizable value, $1 million related to the write-down of certain inventory items and spare parts to their net recoverable amounts, $1 million for pension curtailment costs and $1 million of other closure related costs, representing the Corporation’s proportionate share of Norampac’s closure and restructuring activities.

(e)	The operating loss for the year ended December 31, 2005 includes a gain of $5 million (2004 — loss of $3 million) representing the gain on the marked to market of the pulp swap contracts.

(f)	The operating profit for the year ended December 31, 2005 includes a loss of $8 million (2004 — gain of $1 million) representing the Corporation’s proportionate share of Norampac’s loss on the marked to market of the old corrugated containers, the unbleached kraft linerboard and the semi-chemical medium paper swap contracts.

(g)	The operating profit for the year ended December 31, 2005 includes the recognition of $4 million (2004 — $4 million; 2003 — $10 million) for investment tax credits related to research and development expenses of current and prior years, reflected as a reduction of the “Cost of sales.”

(h)	The operating loss for the year ended December 31, 2004 reflects a reversal of the closure cost provision relating to the sale of the St. Catharines, Ontario paper mill, in the amount of $8 million and reflects a $42 million provision for workforce reduction and restructuring costs of the Corporation’s operations in Canada and the United States.

(i)	The operating loss for the year ended December 31, 2004 reflects a $14 million charge, including $11 million related to the write-down of property, plant and equipment to the estimated net realizable value and $3 million for severance and related costs, relating to the permanent shutdown of the Chapleau, Ontario sawmill.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
24. SEGMENTED DISCLOSURES (CONTINUED)
(j)	The operating loss for the year ended December 31, 2004 includes gains on sales of timberlands in the amount of $33 million.

(k)	The operating loss for the year ended December 31, 2003 reflects a $201 million impairment loss related to the Lebel-sur-Quévillon, Quebec pulp mill.

(l)	Sales are attributed to countries based on the location of the external customers.

(m)	In 2005, export sales from Canada were $1,548 million (2004 — $1,570 million; 2003 - $1,329 million).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The Consolidated earnings and Consolidated balance sheets have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the Consolidated earnings and the Consolidated balance sheets.
(a) Net earnings adjustments
The following table provides a reconciliation of the net loss from Canadian to U.S. GAAP:

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Loss from continuing operations in accordance with Canadian GAAP	(263)	(307)	(24)	(158)
Adjustments with respect to the following items:
Pension plans cost (1)	(12)	(14)	(1)	(5)
Other employee future benefit plans cost (2)	4	5	1	—
Revenue stream hedge (3)	—	—	4	42
Foreign currency hedging contracts (4)	2	2	(16)	41
Commodity hedging contracts (5)	3	3	(7)	2
Interest rate swap contracts (6)	(11)	(13)	(13)	(7)
Amortization of deferred gain (7)	(4)	(5)	(5)	(4)
Acquisition of E.B. Eddy (8)	(69)	(80)	(6)	(6)
Formation of Norampac (9)	(2)	(2)	(2)	(2)
Gains from discontinued operations (10)	—	—	—	(3)
Tax effect of the above adjustments	7	9	11	(20)

Loss from continuing operations in accordance with U.S. GAAP	(345)	(402)	(58)	(120)
Loss from discontinued operations, net of income taxes (10)	(85)	(100)	(18)	(33)

Net loss in accordance with U.S. GAAP	(430)	(502)	(76)	(153)
Dividend requirements of preferred shares	1	1	1	2

Net loss applicable to common shares in accordance with U.S. GAAP	(431)	(503)	(77)	(155)

Loss from continuing operations per common share in accordance with U.S. GAAP (in dollars)
Basic	(1.50)	(1.75)	(0.26)	(0.52)
Diluted	(1.50)	(1.75)	(0.26)	(0.52)
Net loss per common share in accordance with U.S. GAAP (in dollars)
Basic	(1.88)	(2.19)	(0.34)	(0.68)
Diluted	(1.88)	(2.19)	(0.34)	(0.68)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
The following table presents the Consolidated earnings under Canadian and U.S. GAAP:

	2005		2005		2004		2003
	US$	US$	$	$	$	$	$	$
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	(Note 4)	(Note 4)
Sales	4,186	3,634	4,880	4,237	5,029	4,389	5,039	4,461
Operating expenses
Cost of sales	3,636	3,189	4,239	3,719	4,291	3,789	4,208	3,768
Selling, general and administrative	244	200	285	233	292	245	308	260
Amortization	315	348	367	406	358	329	373	346
Closure and restructuring costs	286	277	334	323	49	49	(5)	—
Impairment loss	—	—	—	—	—	—	201	201
Net gains on disposals of property, plant and equipment	(3)	(3)	(4)	(4)	(37)	(37)	(2)	(2)

	4,478	4,011	5,221	4,677	4,953	4,375	5,083	4,573

Operating profit (loss)	(292)	(377)	(341)	(440)	76	14	(44)	(112)
Financing expenses	133	123	155	143	148	136	169	110
Amortization of deferred gain	(4)	—	(5)	—	(5)	—	(4)	—
Share of joint ventures’ net earnings (7 & 9)	—	6	—	7	—	(30)	—	(15)
Derivative instruments loss (gain) (4 to 6)	—	7	—	8	—	36	—	(36)

	(421)	(513)	(491)	(598)	(67)	(128)	(209)	(171)
Income tax recovery	(158)	(168)	(184)	(196)	(43)	(70)	(51)	(51)

Loss from continuing operations	(263)	(345)	(307)	(402)	(24)	(58)	(158)	(120)
Loss from discontinued operations, net of income taxes (10)	(70)	(85)	(81)	(100)	(18)	(18)	(35)	(33)

Net loss	(333)	(430)	(388)	(502)	(42)	(76)	(193)	(153)
Dividend requirements of preferred shares	1	1	1	1	1	1	2	2

Net loss applicable to common shares	(334)	(431)	(389)	(503)	(43)	(77)	(195)	(155)

Loss from continuing operations per common share (in dollars)
Basic	(1.15)	(1.50)	(1.34)	(1.75)	(0.11)	(0.26)	(0.70)	(0.52)
Diluted	(1.15)	(1.50)	(1.34)	(1.75)	(0.11)	(0.26)	(0.70)	(0.52)
Net loss per common share (in dollars)
Basic	(1.45)	(1.88)	(1.69)	(2.19)	(0.19)	(0.34)	(0.86)	(0.68)
Diluted	(1.45)	(1.88)	(1.69)	(2.19)	(0.19)	(0.34)	(0.86)	(0.68)

See section (e) for the reconciliation of the Consolidated earnings items.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(b) Balance sheet adjustments
The following table presents the Consolidated balance sheets under Canadian and U.S. GAAP:

	2005		2005		2004
	US$	US$	$	$	$	$
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	(Note 4)	(Note 4)
Assets
Current assets
Cash and cash equivalents	71	58	83	68	52	45
Receivables	252	182	294	212	226	145
Inventories	613	550	715	641	723	650
Prepaid expenses	9	7	11	8	12	10
Income and other taxes receivable	14	13	16	15	17	17
Future income taxes	33	32	38	38	87	87

	992	842	1,157	982	1,117	954

Property, plant and equipment	3,117	2,834	3,634	3,304	4,215	3,895
Goodwill	79	20	92	23	84	108
Investments in joint ventures (7)	—	231	—	269	—	305
Other assets	265	245	309	286	265	219

	4,453	4,172	5,192	4,864	5,681	5,481

Liabilities and shareholders’ equity Current liabilities
Bank indebtedness	18	12	21	14	22	5
Trade and other payables	558	483	651	564	647	575
Income and other taxes payable	25	25	29	29	32	28
Long-term debt due within one year	2	1	2	1	8	7

	603	521	703	608	709	615

Long-term debt	1,936	1,750	2,257	2,040	2,026	1,850
Future income taxes	250	155	292	180	557	509
Other liabilities and deferred credits	284	398	331	464	343	282

Shareholders’ equity
Preferred shares	31	31	36	36	39	39
Common shares	1,529	1,529	1,783	1,783	1,775	1,775
Contributed surplus	12	12	14	14	10	10
Retained earnings (deficit)	(16)	30	(19)	35	412	580
Accumulated foreign currency translation adjustments	(176)	—	(205)	—	(190)	—
Accumulated other comprehensive income	—	(254)	—	(296)	—	(179)

	1,380	1,348	1,609	1,572	2,046	2,225

	4,453	4,172	5,192	4,864	5,681	5,481

See section (f) for the reconciliation of the Consolidated balance sheets items.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(c) Differences between Canadian and U.S. GAAP
Significant differences between Canadian and U.S. GAAP are described below.
(1) Pension plans cost
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses and past service costs arising prior to January 1, 2000. Differences also arise from the fact that the straight-line method is used to amortize actuarial gains and losses for U.S. GAAP purposes while the corridor method is used for Canadian GAAP purposes.
Furthermore, under U.S. GAAP, an additional minimum pension liability is recorded for plans where the accumulated benefit obligation exceeds the fair value of plan assets. For these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded in “Other comprehensive income,” net of applicable income taxes. The concept of additional minimum liability does not exist under Canadian GAAP.
(2) Other employee future benefit plans cost
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses arising prior to January 1, 2000.
(3) Revenue stream hedge
In connection with the adoption of the Canadian accounting recommendations relating to the accounting for foreign currency translation, the Corporation elected to designate certain U.S. dollar denominated long-term debt as a hedge of its U.S. dollar revenue stream. Starting in the fourth quarter of 2004, this U.S. dollar denominated long-term debt was no longer designated as a hedge of future U.S. dollar revenue stream. The exchange gain deferred under Canadian GAAP was recorded to earnings under U.S. GAAP, as such designation is not possible under U.S. GAAP.
(4) Foreign currency hedging contracts
On January 1, 2004, Domtar adopted the Canadian accounting recommendations relating to hedging relationships for the foreign currency contracts. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied prospectively. For contracts initiated prior to that date, Domtar has elected not to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to earnings. Under Canadian GAAP, gains and losses related to these contracts are included in “Sales.”
(5) Commodity hedging contracts
On January 1, 2004, Domtar adopted the Canadian accounting recommendations relating to hedging relationships for the commodity contracts. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied prospectively. For contracts initiated prior to that date, Domtar has elected not to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and the resulting unrealized gains and losses are recorded to earnings.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(c) Differences between Canadian and U.S. GAAP (continued)
Under Canadian GAAP, the commodity contracts are not designated for hedge accounting, except for the bunker oil and electricity contracts. Contracts that are not designated for hedge accounting are marked to market and the resulting gains and losses are recorded in earnings. Domtar has to account for these at fair value. The fair value is re-evaluated on a regular basis and a gain or loss is recorded in earnings. For contracts that are designated for hedge accounting, the realized gains and losses are included in “Sales” or “Cost of sales” as appropriate.
(6) Interest rate swap contracts
Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the consolidated financial statements. Under U.S. GAAP, certain interest rate swap contracts cannot be designated as a hedge and are marked to market. Therefore, any fluctuations of the fair value are recorded to earnings.
In 2002, the Corporation terminated prior to maturity its interest rate swap contracts for net cash proceeds of $40 million (US$26 million).
Under Canadian GAAP, the net gain is deferred and recognized as a deduction of “Financing expenses” over the period of the interest rate payments initially designated as being hedged by these interest rate swap contracts. Furthermore, the Corporation had an unamortized deferred credit of nil (2004 — nil; 2003 — $3 million) related to interest received under these contracts during the year. Under U.S. GAAP, there is no deferred amount as the fluctuations in the swap contracts’ market value and interest payments are recognized in earnings as they arise.
For the year ended December 31, 2005, the amortization of the net deferred gain and related interest was $13 million under Canadian GAAP and nil under U.S. GAAP (2004 — $13 million and nil, respectively; 2003 — $7 million and nil, respectively).
(7) Joint ventures
Interests in joint ventures are accounted for using the proportionate consolidation method for Canadian GAAP and using the equity method under U.S. GAAP. This difference does not affect “Net loss” or “Shareholders’ equity.”
Furthermore, under Canadian GAAP, a portion of the gain on the contribution to Norampac is deferred and amortized. Under U.S. GAAP, this gain was fully recognized in earnings upon the formation of Norampac.
(8) Acquisition of E.B. Eddy
The E.B. Eddy acquisition has been accounted for under Canadian GAAP, which at the time differed from U.S. GAAP in the accounting for income taxes, pension benefits cost and accounting for business integration provisions.
In 2005, in conjunction with the closure and restructuring costs discussed in Note 6, Domtar recorded an additional $11 million write-down on property, plant and equipment created at the time of the E.B. Eddy acquisition under U.S. GAAP.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(c) Differences between Canadian and U.S. GAAP (continued)
During the fourth quarter of 2005, Domtar conducted its annual impairment test on the goodwill recognized under U.S. GAAP. Accordingly, Domtar recorded an $85 million impairment loss related to the impairment of this goodwill. The impairment loss is attributable to the impact of sustained operating losses, mill closures and restructuring efforts. The fair value of the associated reporting units was determined using a combination of valuation methods including the expected present value of future cash flows.
(9) Formation of Norampac
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for income taxes. These recommendations essentially harmonize Canadian with U.S. GAAP and were applied retroactively without restating prior years. Accordingly, certain property, plant and equipment acquired at the formation of Norampac remained recorded at a lower value under Canadian GAAP.
(10) Loss from discontinued operations
On January 1, 2002, Domtar adopted SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” for reporting purposes under U.S. GAAP. SFAS 144 establishes an accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. Pursuant to SFAS 144, the permanent closure in 2002 of the St. Catharines, Ontario, paper mill and in 2003 of the wood products remanufacturing facility in Daveluyville, Quebec, and the hardwood lumber operations in Sault Ste. Marie, Ontario, qualify as discontinued operations. As indicated in Note 2, Domtar prospectively adopted the revised Canadian accounting recommendations for disposal of long-lived assets and discontinued operations applicable to disposal activities initiated on or after May 1, 2003. These recommendations harmonize Canadian GAAP with U.S. GAAP.
(11) Investment tax credits
Under U.S. GAAP, the income tax expense has been reduced in 2005 by $4 million (2004 – $4 million; 2003 – $10 million) for investment tax credits related to research and development expenses, which had been recognized as a reduction of “Cost of sales” under Canadian GAAP.
(12) Long-term debt discount
Under Canadian GAAP, long-term debt discount is presented in “Other assets” as a deferred charge. U.S. GAAP requires that long-term debt discount be reported as a direct reduction of the long-term debt.
(13) Foreign currency translation adjustments
Under U.S. GAAP, foreign currency translation adjustments are included as a component of “Comprehensive income.” Under Canadian GAAP, the concept of comprehensive income exists but applies to fiscal years beginning on or after October 1, 2006. Foreign currency translation adjustments are included as a component of “Shareholders’ equity.”
(14) Comprehensive income
U.S. GAAP requires the disclosure of “Comprehensive income” (section (d) iv)). The concept of comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(c) Differences between Canadian and U.S. GAAP (continued)
(15) Consolidated cash flows
Under U.S. GAAP, the Consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the joint ventures would be shown as an equity investment and not proportionately consolidated.
(d) Supplementary disclosures
      i) Accounting changes
Variable Interest Entities
On January 1, 2004, Domtar adopted FIN 46 “Consolidation of Variable Interest Entities,” which requires that an enterprise holding a variable interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if the enterprise is to absorb a majority of the VIE’s expected losses and/or receive a majority of its expected residual returns. This interpretation is effective for newly created or acquired VIEs after January 31, 2003. For VIEs existing prior to this date, the provisions of the interpretation are effective for reporting periods beginning after December 15, 2003. In December 2003, the FASB issued FIN 46R, which modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions to all newly created post-January 31, 2003 VIEs as of the end of the first period ending after March 15, 2004. There was no initial impact on the consolidated financial statements upon the adoption of this recommendation. The equivalent CICA Accounting Guideline No.15 “Consolidation of Variable Interest Entities” is effective for annual and interim periods beginning on or after November 1, 2004.
Asset retirement obligations
On January 1, 2003, Domtar adopted SFAS 143 “Accounting for Asset Retirement Obligations” for U.S. GAAP purposes only. SFAS 143 requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period in which it is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted each year using a credit-adjusted risk-free rate.
On January 1, 2004, Domtar adopted retroactively with restatement of prior years the new CICA Handbook Section 3110 “Asset Retirement Obligations” (Note 2), which is analogous to SFAS 143.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(d) Supplementary disclosures (continued)
      ii) Defined benefit pension plans
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,582 million, $1,475 million and $1,300 million, respectively, as at December 31, 2005 and $1,323 million, $1,195 million and $1,151 million, respectively, as at December 31, 2004.
      iii) Inventories
Inventories under U.S. GAAP are comprised of the following:

	2005	2005	2004
	US$	$	$
	(Note 4)
Work in process and finished goods	302	352	367
Raw materials	137	160	136
Operating and maintenance supplies	111	129	147

	550	641	650

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(d) Supplementary disclosures (continued)
      iv) Comprehensive income and accumulated other comprehensive income
Under U.S. GAAP, Domtar is required to disclose certain information about comprehensive income. This information is as follows:

Comprehensive income	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Net loss in accordance with U.S. GAAP	(430)	(502)	(76)	(153)
Other comprehensive income
Additional minimum liability of defined benefit pension plans, net of income taxes of $50 million (2004 - recovery of $16 million; 2003 - expense of $3 million) (see (c)(1) above)	(82)	(95)	27	(6)
Unrealized gains on commodity hedging contracts	1	1	—	—
Unrealized gains and losses on foreign currency hedging contracts, net of taxes recovery of $7 million (2004 - expense of $13 million; 2003 - nil)	(10)	(12)	26	—
Foreign currency translation adjustments	(10)	(11)	(45)	(147)

Comprehensive income	(531)	(619)	(68)	(306)

Accumulated other comprehensive income	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Additional minimum liability of defined benefit pension plans	(94)	(110)	(15)	(42)
Unrealized gains on commodity hedging contracts	1	1	—	—
Unrealized gains on foreign currency hedging contracts	12	14	26	—
Foreign currency translation adjustments	(173)	(201)	(190)	(145)

Accumulated other comprehensive income	(254)	(296)	(179)	(187)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(d) Supplementary disclosures (continued)
      v) Impact of accounting pronouncements not yet implemented
Inventory costs
In November 2004, FASB issued Statement 151 “Inventory Costs” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Statement 151 also introduces the concept of “normal capacity” and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Domtar does not expect the adoption of this statement to have a significant impact on its results of operations and financial position.
Share-based payment
In December 2004, FASB issued Statement 123 (revised 2004) “Share-Based Payment” and related Staff Positions (FSP’s) during 2005. FASB 123R requires that compensation costs relating to share-based payment transactions be measured and recognized in financial statements based on the fair value of the equity or liability instruments issued. In March 2005, the SEC issued Staff Accounting Bulletin 107 “Share-Based Payment” which expresses the SEC staff’s views on FASB 123R and is effective upon adoption of FASB 123R. This statement is effective for fiscal years beginning after June 15, 2005. Domtar does not expect the adoption of this statement to have a significant impact on its results of operations and financial position.
Impairment of certain investments
In November 2005, FASB issued Staff Position, FSP FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which officially nullifies EITF 03-1 “The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” recommendations on determining whether an impairment is other-than-temporary. The FSP generally encompassed EITF 03-1 guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. This FSP is effective for reporting periods beginning after December 15, 2005. Domtar does not expect the adoption of this statement to have a significant impact on its results of operations and financial position.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(e) Reconciliation of the Consolidated earnings items from Canadian GAAP to U.S. GAAP

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Sales — Canadian GAAP	4,186	4,880	5,029	5,039
Discontinued operations (10)	—	—	—	(2)
Joint ventures (7)	(552)	(643)	(640)	(576)

Sales — U.S. GAAP	3,634	4,237	4,389	4,461

Cost of sales — Canadian GAAP	3,636	4,239	4,291	4,208
Pension plans cost (1)	5	6	1	5
Other employee future benefit plans cost (2)	(3)	(3)	(1)	—
Discontinued operations (10)	—	—	—	(5)
Investment tax credits (11)	3	4	4	10
Joint ventures (7)	(452)	(527)	(506)	(450)

Cost of sales — U.S. GAAP	3,189	3,719	3,789	3,768

Selling, general and administrative - Canadian GAAP	244	285	292	308
Discontinued operations (10)	—	—	—	1
Joint ventures (7)	(44)	(52)	(47)	(49)

Selling, general and administrative — U.S. GAAP	200	233	245	260

Amortization — Canadian GAAP	315	367	358	373
Acquisition of E.B. Eddy (8)	68	80	6	6
Joint ventures (7)	(35)	(41)	(35)	(33)

Amortization — U.S. GAAP	348	406	329	346

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(e) Reconciliation of the Consolidated earnings items from Canadian GAAP to U.S. GAAP (continued)

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Closure and restructuring costs — Canadian GAAP	286	334	49	(5)
Pension plans cost (1)	7	8	—	—
Other employee future benefit plans cost (2)	(2)	(2)	—	—
Joint venture (7)	(14)	(17)	—	—
Discontinued operations (10)	—	—	—	5

Closure and restructuring costs — U.S. GAAP	277	323	49	—

Financing expenses — Canadian GAAP	133	155	148	169
Revenue stream hedge (3)	—	—	(4)	(42)
Joint ventures (7)	(10)	(12)	(8)	(17)

Financing expenses — U.S. GAAP	123	143	136	110

Income tax recovery — Canadian GAAP	(158)	(184)	(43)	(51)
Tax effect of the adjustments	(8)	(9)	(11)	20
Investment tax credits (11)	(3)	(4)	(4)	(10)
Joint ventures (7)	1	1	(12)	(10)

Income tax recovery — U.S. GAAP	(168)	(196)	(70)	(51)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(f) Reconciliation of the Consolidated balance sheets items from Canadian GAAP to U.S. GAAP

	2005	2005	2004
	US$	$	$
	(Note 4)
Cash and cash equivalents — Canadian GAAP	71	83	52
Joint ventures (7)	(13)	(15)	(7)

Cash and cash equivalents — U.S. GAAP	58	68	45

Receivables — Canadian GAAP	252	294	226
Joint ventures (7)	(70)	(82)	(81)

Receivables — U.S. GAAP	182	212	145

Inventories — Canadian GAAP	613	715	723
Joint ventures (7)	(63)	(74)	(73)

Inventories — U.S. GAAP	550	641	650

Prepaid expenses — Canadian GAAP	9	11	12
Joint ventures (7)	(2)	(3)	(2)

Prepaid expenses — U.S. GAAP	7	8	10

Property, plant and equipment — Canadian GAAP	3,117	3,634	4,215
Acquisition of E.B. Eddy (8)	43	50	67
Formation of Norampac (9)	15	18	20
Joint ventures (7)	(341)	(398)	(407)

Property, plant and equipment — U.S. GAAP	2,834	3,304	3,895

Goodwill — Canadian GAAP	79	92	84
Acquisition of E.B. Eddy (8)	15	17	102
Joint ventures (7)	(74)	(86)	(78)

Goodwill — U.S. GAAP	20	23	108

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(f) Reconciliation of the Consolidated balance sheets items from Canadian GAAP to U.S. GAAP (continued)

	2005	2005	2004
	US$	$	$
	(Note 4)
Other assets — Canadian GAAP	265	309	265
Pension plans cost (1)	(80)	(93)	(78)
Intangible assets related to additional minimum liability (1)	66	77	32
Commodity hedging contracts (5)	—	—	(4)
Unrealized gains on foreign currency hedging contracts (4)	17	20	39
Long-term debt discount (12)	(8)	(10)	(11)
Joint ventures (7)	(15)	(17)	(24)

Other assets — U.S. GAAP	245	286	219

Bank indebtedness — Canadian GAAP	18	21	22
Joint ventures (7)	(6)	(7)	(17)

Bank indebtedness — U.S. GAAP	12	14	5

Trade and other payables — Canadian GAAP	558	651	647
Foreign currency hedging contracts (4)	—	—	2
Joint ventures (7)	(75)	(87)	(74)

Trade and other payables — U.S. GAAP	483	564	575

Income and other taxes payable — Canadian GAAP	25	29	32
Joint ventures (7)	—	—	(4)

Income and other taxes payable — U.S. GAAP	25	29	28

Long-term debt due within one year — Canadian GAAP	2	2	8
Joint ventures (7)	(1)	(1)	(1)

Long-term debt due within one year — U.S. GAAP	1	1	7

Long-term debt — Canadian GAAP	1,936	2,257	2,026
Long-term debt discount (12)	(8)	(10)	(11)
Joint ventures (7)	(178)	(207)	(165)

Long-term debt — U.S. GAAP	1,750	2,040	1,850

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(f) Reconciliation of the Consolidated balance sheets items from Canadian GAAP to U.S. GAAP (continued)

	2005	2005	2004
	US$	$	$
	(Note 4)
Future income taxes — Canadian GAAP	250	292	557
Tax effect of the adjustments	(30)	(35)	34
Joint ventures (7)	(65)	(77)	(82)

Future income taxes — U.S. GAAP	155	180	509

Other liabilities and deferred credits — Canadian GAAP	284	331	343
Pension plans cost (1)	—	—	1
Additional minimum liability of defined benefit pension plans (1)	209	244	54
Other employee future benefit plans cost (2)	11	13	18
Revenue stream hedge (3)	(41)	(48)	(48)
Interest rate swap contracts (6)	(9)	(10)	(23)
Deferred gain on contribution of net assets to Norampac (7)	(29)	(34)	(39)
Joint ventures (7)	(27)	(32)	(24)

Other liabilities and deferred credits — U.S. GAAP	398	464	282

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
25.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(f) Reconciliation of the Consolidated balance sheets items from Canadian GAAP to U.S. GAAP (continued)

	2005	2005	2004
	US$	$	$
	(Note 4)
Retained earnings (deficit) — Canadian GAAP	(16)	(19)	412
Pension plans cost (1)	(54)	(63)	(54)
Other employee future benefit plans cost (2)	(8)	(10)	(13)
Revenue stream hedge (3)	27	32	32
Foreign currency hedging contracts (4)	(2)	(2)	(3)
Commodity hedging contracts (5)	(1)	(1)	(3)
Interest rate swap contracts (6)	5	6	15
Deferred gain on contribution of net assets to Norampac (7)	19	22	26
Acquisition of E.B. Eddy (8)	45	52	148
Formation of Norampac (9)	15	18	20

Retained earnings — U.S. GAAP	30	35	580

Accumulated foreign currency translation adjustments — Canadian GAAP	(176)	(205)	(190)
Additional minimum liability of defined benefit pension plans (1)	(94)	(110)	(15)
Unrealized gains on commodity hedging contracts (5)	1	1	—
Unrealized gains on foreign currency hedging contracts (4)	12	14	26
Joint ventures (7)	3	4	—

Accumulated other comprehensive income — U.S. GAAP	(254)	(296)	(179)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)
26. DISCONTINUED OPERATIONS
In November 2005, as part of its restructuring program, Domtar announced its intention to sell the Vancouver, British Columbia paper mill. Subsequent to December 31, 2005, the Vancouver paper mill was not sold and has been permanently closed. Considering the fact that its major product line will not continue to be sold, the Vancouver paper mill will no longer be included in the Papers segment but classified as a discontinued operations in the consolidated earnings and in the consolidated cash flows. The consolidated earnings and cash flows for the years ended December 31, 2004 and 2003 have been restated for purposes of comparability with the basis of presentation adopted in 2005.
The loss from discontinued operations of the Vancouver paper mill is summarized as follows:

	2005	2005	2004	2003
	US$	$	$	$
	(Note 4)
Sales	74	86	86	128

Loss from discontinued operations before income taxes	(105)	(122)	(27)	(51)
Income tax recovery	(35)	(41)	(9)	(16)

Loss from discontinued operations	(70)	(81)	(18)	(35)

Basic loss from discontinued operations per share (in dollars)	(0.30)	(0.35)	(0.08)	(0.16)
Diluted loss from discontinued operations per share (in dollars)	(0.30)	(0.35)	(0.08)	(0.16)

27. COMPARATIVE FIGURES
To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.